Exhibit 15(a)(i)

Eni Remuneration Report 2019

Approved by the Board of Directors on March 14, 2019

The Report is published in the "Company/Governance" and "Publications" sections of the Company website (www.eni.com)

Index

LETTER FROM THE CHAIRMAN OF THE REMUNERATION COMMITTEE



ANDREA GEMMA
Chairman of the Remuneration Committee

Dear Shareholders,
In my capacity as Chairman of the Remuneration Committee, I am very pleased to present, also on behalf of the Board, Eni's annual Remuneration Report.
In the first section, the Report describes the planned Remuneration Policy for 2019, in accordance with the Guidelines outlined for the full term.
Therefore, the Policy is in line with that of 2018 both in its structure and in the related levels of remuneration and incentives.
The Board and the Committee are convinced that the choices made reflect the Company's values, the different roles and responsibilities assigned, as well as the priorities defined in the four-year Strategic Plan.
In conducting the role, I believe it is necessary to maintain an open stance towards soliciting and acting upon shareholders' and institutional investors' feedback. To this end, ongoing market monitoring is assured throughout the Committee's annual activity cycle.
In this Report, we gave particular focus to an even more transparent and immediate representation of scenario information, the contribution of our incentive systems to the Company's strategy, the engagement process adopted and the disclosure of the specific performance results achieved.

RELATION TO THE COMPANY STRATEGY

From its previous term, the Remuneration Committee has pursued a consistent alignment between the performance targets assigned to management and the main strategic drivers of the Company. Already at the time, in fact, the metrics of the short-term and long-term incentive system had been reviewed.
Eni's Remuneration Policy has supported the process launched in 2014 for the transformation and integration of the Company, which has been strengthened operationally and financially, through the enhancement of the upstream and the restructuring of the mid-downstream in an overall context of maintaining rigorous financial discipline.
At the start of this Committee's term in 2017 we verified the consistency of the Policy set for the full term. In particular the Committee verified the new incentive systems adopted under the renewed phase of its enhanced industrial growth, driven by deeper business integration and strengthening of all corporate chain value activities, with a constant focus on efficiency and financial discipline.
The link between the short and long-term performance parameters and the main strategic drivers, focused on business integration, the decarbonisation strategy and the green business, operational and economic efficiency, and financial efficiency, is illustrated from this year in the Executive Summary of this Report. In this way, the Committee aims to represent to shareholders an even more comprehensive picture of the context in which it reaches its decisions. In addition, it is anticipating the adoption of the transparency provisions set out in Directive (EU) 2017/828, which requires an explicit indication of the link, in the remuneration policy, between the criteria of variable remuneration and the implementation of the corporate strategy in a long-term framework that ensures the Company's sustainability.

ENGAGEMENT PROCESS

Amongst the most significant activities carried out by the Committee during the year is the design and implementation of a structured Engagement Plan to reinforce the dialogue with leading institutional investors and proxy advisors. The engagement process was carried out through two cycles of meetings, in autumn and spring, with the aim of collecting feedback to enhance the planned Remuneration Policy.
I personally took part in the engagement process attending several meetings to confirm to our stakeholders the importance that Eni gives to the dialogue with the market by monitoring and evaluating its requests.
While there is a natural breadth and diversity of opinions, meetings with institutional investors representing about one-tenth of Eni's share capital have shown a substantial approval of the structure and overall balance of the Remuneration Policy defined for the current term.

In prompt response to the feedback received, the Committee nevertheless decided to make some changes to the Remuneration Report by enhancing the disclosure provided especially in the Executive Summary, supplemented with more contextual indications, and in Section II, in which the main results achieved from the implementation of the existing incentive plans are indicated.
I am of the firm opinion that the choices we made represent a significant step, in the direction identified by our investors and leading proxy advisors, for further clarity in understanding the structure and results of our Remuneration Policy.
I remain equally convinced of the need to pursue the path to improvement in order to find a balance between the legitimate expectations of management and the requests of other stakeholders. I will consequently continue to monitor the market, developments in practices and regulatory framework, guidance from our investors and policies that will need to be adopted, in compliance with the provisions of Directive (EU) 2017/828.

ACHIEVEMENTS

In line with last year, the second section of the Report shows the results achieved over a two-year time horizon (2017 and 2018) thus allowing a comparative review of the performance achieved. From this year, this review is enhanced by the specific indication of the results achieved. This is a substantial improvement in terms of transparency and completeness.
The 2018 results confirm the important achievements in relation to the Company's economic, financial and operational objectives, stemming from cost reduction measures, especially in the upstream, the optimization of margins and volumes in the mid-downstream sectors, business portfolio optimization and maintaining a rigorous financial discipline. It should be noted that given the ambitious targets set in the short-term incentive plan, the record hydrocarbon production achieved (1.85 million boe/day) is only partially reflected in the result/remunerations of the CEO and management.
Eni's ranking in environmental sustainability and protection of human capital benchmarks reflects, once again, its strategic commitment to protecting the environment and ensuring personal safety. This focus is confirmed, on the one hand, by the important results achieved in the reduction of CO_2 emissions, which dropped 6% from the 2017 level – in line with the 43% reduction target set for 2025 – and, on the other hand, by the significant penalization in the CEO and management incentive plan resulting from the occurrence of more serious incidents in 2018.
In more general terms, the Committee carefully examined the significant initiatives implemented during the year aimed at further enhancing the Company's growth prospects, contributing to the geopolitical diversification of the portfolio and to the consolidation of business opportunities in locations with strong potential in the energy sector and close to the fastest growing markets. Moreover, Eni's business activities have delivered the Company's strategic targets ahead of schedule.

CONCLUSIONS

In the future and in view of the formulation of Policy Guidelines for the new 2020-2023 term, we will continue to enhance the adoption of fair and balanced measures to adequately remunerate management and its strategic capacity through tools that, in their design and implementation, promote the creation of long-term sustainable value and safeguard the Company's assets and reputation.
The Committee will continue to ensure that the incentives remain strictly linked to the actual value created and the effective actions undertaken to successfully transform the Company in line with the objectives of the strategic guidelines, whilst considering portfolio diversification, green business and the circular economy.
Together with my fellow Directors Pietro Guindani, Alessandro Lorenzi and Diva Moriani – to whom I am personally grateful for their continuous commitment and valuable contribution to the work of the Committee – I thank you in advance and look forward to your continued endorsement of the Remuneration Policy planned for 2019.

February 26, 2019



Chairman of the Remuneration Committee

FOREWORD

This Report was approved by the Board of Directors on March 14, 2019, as per the recommendation of the Remuneration Committee, in accordance with applicable legal and regulatory requirements[1]. It defines and illustrates:

- in the first section, the 2019 Policy adopted by Eni SpA (hereafter "Eni" or the "Company") for the remuneration of Directors and Managers with strategic responsibilities[2], specifying: the general aims pursued, the bodies involved and the procedures used to adopt and implement the Policy. The general principles and guidelines outlined in this Report also apply to the remuneration policies of companies directly or indirectly controlled by Eni[3];
- in the second section, the remuneration paid in 2018 to Eni Directors, Statutory Auditors, Chief Executive Officer and General Manager and other Managers with strategic responsibilities.

The Policy described in the first section of the Report has been prepared in line with the recommendations on remuneration of the Italian Corporate Governance Code for listed companies (the "Corporate Governance Code"), in the version last approved in July 2018, which Eni adopted[4], as well as with recent recommendations by the Corporate Governance Committee[5].

The two sections of the Report are preceded by a summary ("Executive Summary") in order to provide an easily accessible overview of the key elements of the 2019 Policy, in line with the policy approved for the 2017-2020 term.

The Executive Summary also provides some additional information in order to describe the context in which remuneration choices have been made (with reference to the performance measures used to support the policies set out in the Company's Strategic Plan, performance indicators, including sustainability objectives, the results of the vote on the Remuneration Report at recent Shareholders' Meetings).

Finally, the Report lists the shareholdings held by Directors, Statutory Auditors, Chief Executive Officer and General Manager and other Managers with strategic responsibilities[6] and explains how the terms of the 2017-2019 Long-Term Monetary Incentive Plan were applied in 2018, in accordance with applicable regulation[7].

The text of this Report will be published no later than twenty-one days before the date of the 2019 Shareholders' Meeting at which investors will be invited to approve the 2018 financial statements as well as to vote on a non-binding resolution regarding the first section of this Report, in accordance with applicable regulation[8]. The text of the Report is available at the Company's registered headquarters, or on the Company website in the sections "Company/Governance" and "Publications", or via the website of the provider of disclosure and storage services for regulated information "1Info" (available at www.1info.it).

The documents relating to existing remuneration plans based on financial instruments are available in the "Company/Governance" section of the Company website.

(1) Art.123-ter of Italian Legislative Decree 58/98 (Consolidated Law on Financial Intermediation) and Art. 84-quater of the Consob Issuers Regulation (Resolution no. 11971/99 and subsequent amendments and additions).

(2) Those persons who have the power and responsibility, directly or indirectly, for planning, directing and controlling Eni fall under the definition of "managers with strategic responsibilities", in accordance with Art. 65, paragraph 1-quater of the Issuers Regulation. Eni Managers with strategic responsibilities, other than Directors and Statutory Auditors, are those who report directly to the Chief Executive Officer and to the Chairman of Eni and, in any case, those who sit on the Management Committee of the Company. For more information on the organisational structure of Eni, see the "Company" section of the Company's website (www.eni.com).

(3) The remuneration policies of the subsidiaries will be determined in respect of the principle of their management autonomy, in particular for listed companies and/or those subject to regulation, as well as in accordance with the provisions of local legislation.

(4) For further information on the terms of adoption of Eni's Corporate Governance Code, please refer to the section "Company/Governance" on the Company website.

(5) Letter of the Chairman of the Committee to the Chairmen of the boards of Italian listed companies of December 21, 2018.

(6) See Art. 84-quater, fourth paragraph, of the Consob Issuers Regulation.

(7) Art. 114-bis of the Consolidated Law on Financial Intermediation and Art. 84-bis of the Consob Issuers Regulation.

(8) Art. 123-ter of Italian Legislative Decree No. 58/98, paragraph 6.

EXECUTIVE SUMMARY

The Eni Remuneration Policy is approved by the Board of Directors, following a proposal by the Remuneration Committee, which is entirely made up of Non-Executive and Independent Directors. It is defined in accordance with the corporate governance model adopted by the Company as well as with the recommendations of the Italian Corporate Governance Code.

No changes in Remuneration Policy for 2019

The 2019 Remuneration Policy does not contain changes compared with the structure of the policy approved in 2018, in line with the policy approved for the 2017-2020 term[9], and is characterised by the adoption of a new, simpler variable incentive system, based on:
- a Short-Term Incentive Plan, featuring a three-year deferral mechanism applicable to a portion of accrued bonuses and subject to specific performance conditions over a three-year term, this is to ensure the medium-term sustainability of results achieved in the short term;
- a Long-Term Share-based Incentive Plan[10], offered to managers with the greatest influence on business performance and aimed at achieving medium-to-Long-Term objectives consistent with the Strategic Plan and the expectations of shareholders, as measured by comparison with the performance achieved by a defined Peer Group.

No change in compensation

No changes are planned in the compensation approved by the Board of Directors in 2017 for Directors with delegated powers (Chairman and Chief Executive Officer and General Manager) and for Non-Executive Directors in connection with the participation on Board committees[11], being such compensation approved for the entire term.

CONTENTS

(9) See 2017 Remuneration Report, Section I, chapter entitled Remuneration Policy Guidelines 2017 (page 15 et seq.).
(10) The conditions of the Long-Term Incentive Plan are described in the section "Remuneration Policy Guidelines 2019 – Chief Executive Officer and General Manager – Variable remuneration: Long-Term Share Incentives" of this Report, as explained in more detail in the Information Documents prepared in accordance with art. 114-bis of Consolidated Law on Financial Intermediation and art. 84-bis of the Issuers Regulation and available on the Company's website.
(11) Art. 2389, third paragraph, of the Civil Code and Art. 24 of the By-laws.

2018 Summary indicators[12]

"We worked on two fronts in 2018: the ongoing optimization of our existing portfolio of businesses and strengthening that portfolio for the future in line with the announced strategy. The results have been excellent in both cases. With regard to the existing portfolio, we doubled our operating profit and net profit while the price of brent averaged 25% higher than 2017 in euro terms. We also further strengthened our portfolio. In the Upstream segment, the establishment of Vår Energi in Norway and the building of a significant presence in the Middle East have both reinforced and geographically diversified our outlook for growth while maintaining costs low and profitability high. In Refining, with our arrival in Ruwais, we have increased our downstream capacity by 35% and taken the best opportunity for expansion in the market in terms of efficiency and profitability. This makes our overall portfolio even better balanced and more resilient against future cyclical variations".

(Claudio Descalzi)

ADJUSTED OPERATING PROFIT
11.24 billion
+ €5.44 billion compared to 2017

RECORD HYDROCARBON PRODUCTION
1.85
mln boe/day
daily production at record level

ORGANIC CASH NEUTRALITY
52 $/barrel
Organic coverage =Investments+Dividends

Adjusted profit

Adjusted operating profit of €11.24 billion and adjusted net income of €4.58 billion for the year, nearly double the performance seen in 2017.
Adjusted net cash flow: €13.9 billion (including the deferred cash in of the 2017 Zohr divestments).

Operating efficiency

Hydrocarbon production: with 1.85 million boe/day, the Upstream segment posted record highs in daily production, cash flow per barrel of $22.5, achieving a 2022 target ahead of schedule, and a reserve replacement ratio once again higher than 100%, with a three-year average of 131%.

Exploration: new discoveries in Egypt, Cyprus, Norway, Angola, Nigeria, Mexico and Indonesia; increased our portfolio of mineral interests and surpassed guidance on exploration resources adding 620 million boe of new equity resources.

Financial efficiency

Cash neutrality: organic coverage of investments and dividends at $52/barrel, an improvement over guidance ($55/barrel excluding the deferred collection of 2017 divestments).

Leverage: the Group maintains a solid financial structure with leverage at 16%, down from the 23% at December 31, 2017.

Adjusted ROACE: return on average capital employed at 8.5% (4.7% in 2017).

Sustainability, Energy Solutions and the circular economy

GHG emission intensity in the E&P sector: 21,44 tCO_2eq/thousand boe, down 20% compared with 2014 levels; in line with the announced 2025 target.

Energy Solutions, generating power from renewable sources: approximately 40 MW of installed capacity at year end and activities launched in Italy, Algeria, Kazakhstan, and Australia.

Circular economy: a number of projects launched in Italy aiming to recycling transforming and exploiting urban waste, transforming waste into next-generation fuels and other energy resources.

Dividend

Based on our performance, the Board of Directors, in its meeting of March 14, 2019, proposed the payment of a dividend of €0.83 per share, €0.42 of which was already distributed as a interim dividend in September 2018.

(12) These data are extracted by the Management Discussion of the Annual Report 2018. For further details see "2018 Annual Report", published together with this Report.

Other indicators

TSR

In 2012-2018, as shown in chart 1, Eni delivered a Total Shareholder Return of 14.5%, compared with 5.1 in the Peer Group[13], while the FTSE Mib index produced a TSR of 34.1% compared with an average 68.8% for the peer companies' respective benchmark Stock market indices[14].

CHART 1 - TOTAL SHAREHOLDER RETURN (Eni vs. Peer Group and benchmark stock market indices)



80%
60%
40%
20%
0%
-20%
2012
2013
2014
2015
2016
2017
2018
68.8
34.1
14.5
5.1
TSR average stock market indices for peers
TSR Ftse Mib (%)
TSR Eni (%)
TSR – average for Peer Group

Environmental Sustainability and Safety

In 2018, as shown in chart 2, the Severity Incident Rate (SIR) is increased due to a number of serious incidents, whereas the Total Recordable Injury Rate (TRIR) is essentially stable at particularly low levels that are better both than the average for Oil & Gas peers (an average of 1.38 in 2017) and the second "best in class" after Eni (i.e. Chevron, which posted a TRIR of 0.65 in 2017).
In terms of GHG emission intensity in the upstream sector (where figures have been remeasured since 2014 following the addition of new emission sources), 2018 performance, as shown in chart 3, posted further improvements and remained in line with the target of a 43% reduction by 2025 compared with 2014 levels, as previously announced.

CHART 2 - TOTAL RECORDABLE INJURY RATE[(a)] AND SEVERITY INCIDENT RATE[(b)]
(employees and contractors)



TRIR
SIR
Severity Incident Rate (SIR)
Total Recordable Injury Rate (TRIR)
2012 1.26 71
2013 0.94 27
2014 0.71 46
2015 0.45 62
2016 0.35 40
2017 0.33 19
2018 0.35 49

(a) Injuries/hours worked x 1,000,000.
(b) Total recordable injuries weighted for severity/hours worked x 1,000,000.

CHART 3 - GREENHOUSE GAS EMISSIONS/GROSS HYDROCARBON PRODUCTION ON OPERATED BASIS (UPS)[(a)] (tCO_2eq/kboe)



2012 31.48
2013 31.85
2014 26.83
2015 25.32
2016 23.56
2017 22.75
2018 21.44

(a) Since 2014 the time series of GHG emissions for upstream production has been recalculated, including new sources of methane in order to remain consistent with GHG reduction targets for 2025 compared with 2014 baseline.

(13) The Peer Group consists of ExxonMobil, Chevron, BP, Royal Duch Shell, Total, ConocoPhillips, Equinor (ex Statoil), Apache, Marathon Oil and Anadarko.
(14) Benchmark indices: Standard&Poors 500, Cac 40, FTSE 100, AEX, OBX.

Remuneration Policy

Parameters for the alignment of Remuneration Policy with the guidelines of the Strategic Plan

Remuneration policies support achievement of the guidelines set in the Company's Strategic Plan by promoting, through a balanced use of variable incentives and performance measures in the short and long-term incentive systems, the alignment of senior management's interests with the priority of creating sustainable value for shareholders over the medium to long term.

In line with the strategic drivers, these parameters are focused on the integration and expansion of all businesses, the pursuit of a clear decarbonisation strategy and the development of green business, operational and financial efficiency, while meeting the highest safety standards and the adoption of strict financial discipline.

TABLE 1 – ALIGNMENT WITH STRATEGY

STRATEGIC DRIVERS →	BUSINESS INTEGRATION		EFFICIENCY	
PERFORMANCE PARAMETERS (% WEIGHT)	**EXPANSION OF ALL BUSINESSES**	**DECARBONIZATION AND GREEN BUSINESSES**	**OPERATIONAL AND FINANCIAL EFFICIENCY**	**FINANCIAL DISCIPLINE**
STI				
Economic and financial results •EBT (12.5%) •Free Cash Flow (12.5%)	●		●	●
Operating results and sustainability of economic results •Hydrocarbon production (12.5%) •Exploration resources (12.5%)	●			
Environmental Sustainability and Human Capital •CO_2 emissions (12.5%) •Severity Incident Rate SIR (12.5%)		●	●	
Efficiency and financial strength • ROACE (12.5%) • Debt/EBITDA (12.5%)			●	●
EQUITY-BASED LTI				
Normalised TSR[a] (50%)	●	●		
NPV of proven reserves (50%)	●		●	●

GROWING VALUE AND RETURNS FOR SHAREHOLDERS

(a) Difference between the TSR of Eni and the TSR of the benchmark stock index, adjusted for the correlation coefficient.

What we do

- Variable incentive plans anchored to predetermined, measurable, financial and non financial, targets defined in accordance with the Strategic Plan
- Pay mix of executives with a significant long-term component
- Performance assessed both in absolute terms and in comparison with industry peers
- Periods of incentive deferment and/or vesting of no less than three years and lock-up clauses for equity instruments
- Clawback in the event of error, bad faith, or serious, intentional violations of laws, regulations, or of the Code of Ethics and Company rules
- Structured engagement plan to collect the expectations and feedback of our shareholders

What we don't do

- No remuneration levels higher than national and international market references
- No forms of variable remuneration for Non-Executive Director
- No extraordinary incentives for the Chief Executive Officer or the General Manager
- No severance packages that exceed the limits set by labour agreements and applicable law
- No benefits of excessive value, other than those ones mainly limited to healthcare and pension benefits

TABLE 2 - REMUNERATION POLICY 2019 - SUMMARY

Element of pay	Purpose and conditions	Criteria and parameters	Practice/amounts	Pag. ref.
Remuneration structure and market references	*Attract, retain and motivate individuals of high managerial standard*	2019 Remuneration Policy is unchanged compared with the structure defined in 2018.	Market references CEO/GM: Peer Group Eni (*Anadarko, Apache, BP, Chevron, Conoco Phillips, ExxonMobil, Marathon Oil, Shell, Equinor and Total*), also used for measuring the performance of the LTI Share Plan. MSRs: Roles of the same level of managerial complexity and responsibility in industrial corporations in national and international markets.	21 22
Fixed Remuneration	*Reward the resposibilities held, skills and experience*	Chief Executive Officer and General Manager (CEO/GM): Fixed remuneration is set in relation to the delegated powers assigned over the term and positions held as General Manager. Managers with strategic responsibilities (MSRs): Fixed pay is based on the role assigned, potentially adjusted to median market remuneration level.	CEO/GM: Fixed remuneration equal to €1,600,000, of which: - CEO: €600,000. - GM: €1,000,000.	23 30
Short-Term Incentive Plan	*Motivate managers to achieve annual budget targets in a perspective of medium/ long-term sustainability* (Plans subject to clawback mechanism)	2019 targets for CEO/GM: 1. *Economic and financial results: EBT (12.5%) and Free cash flow (12.5%)* 2. *Operating results and sustainability of economic results: hydrocarbon production (12.5%) and exploration resources (12.5%)* 3. *Environmental sustainability and human capital: CO_2 emission (12.5%) and Severity Incident Rate (12.5%)* 4. *Efficiency and financial strength: ROACE (12.5%) e Debt/EBITDA (12.5%)* 2019 targets for MSRs: Business and individual targets set on the basis of those assigned to the CEO/GM and the responsibilities assigned to them. Assessment - performance scale: 70 ÷ 150 points (target= 100) - below 70 points the performance is considered to be equal to zero - the minimum incentive threshold is equal to overall performance of 85 points - 1.1 multiplier applicable to overall performance score in case of out-of-budget development initiatives of stategic importance, within the limit of 150 points. Incentive opportunity - Incentive base: defined as a percentage of fixed remuneration, and differs depending on the level of assigned role. - Incentive vested: between 85% and 150% of incentive base, made up of a *portion paid annually (65%) and a deferred portion (35%)* determined as a function of the average of Eni annual performance results over the three-year deferral period, between 28% and 230% of the awarded deferred portion.	CEO/GM - Incentive base: 150% of fixed rem. - Payable annual portion: - Threshold 83% of fixed rem - Target 98% of fixed rem - Max 146% of fixed rem. - Payable deferred portion: - Threshold 38% of fixed rem - Target 68% of fixed rem - Max 181% of fixed rem. MSRs - Incentive base: up to 100% of fixed remuneration. - Payable annual portion: up to 98% of fixed remuneration. - Payable deferred portion: up to 121% of fixed remuneration.	23-26 30
2017-2019 Long-Term Equity-based Incentive Plan	*Promote sustainability and long-term value creation for shareholders* (Plans subject to clawback mechanism)	Performance parameters - Difference between the TSR[1] of Eni and the TSR of the reference stock index, adjusted for the correlation coefficient (50%); - Net Present Value of proven reserves [2] (50%). Performance measurement over a 3-year period Performance is measured in relative terms compared with the companies in the peer group in line with the following incentive scale: 1st Place 180%; 2nd Place 160%; 3rd Place 140%; 4th Place 120%; 5th Place 100%; 6th Place 80% (median performance level); 7th-11th Place 0%. Number of shares awarded Determined by the ratio between the monetary value (calculated as a % of fixed remuneration differentiated according to the level of the role), and the price of the award, calculated as the average of the daily prices recorded in the four months before the month in which the Board approves the award. Number of shares granted at the end of the vesting period Determined on the basis of performance over 3 years applying a variable multiplier between 26.6% (*threshold*) and 180% of the number of awarded shares. Restriction period For senior managers still in service (including GM and MSRs), 50% of the shares granted at the end of the vesting period are to remain restricted for one year from the granting date.	CEO/GM - Value of awarded shares: 150% of total fixed remuneration. - Value of granted shares : between 40% and 270% of fixed remuneration. MSRs - Value of awarded shares: depending on the level of the role, up to 75% of fixed remuneration. - Value of shares granted: depending on the level of the role, up to 135% of fixed remuneration. *N.B.: the monetary values are net of the impact of any changes in the stock price.*	26-28 30
Non-monetary benefits	*Promote managers retention*	Benefits, mainly insurance and welfare related, defined in national collective bargaining and in supplementary Company-level agreements (including GM and MSRs).	- Supplementary pension scheme - Supplementary healthcare scheme - Insurance - Company car for business and personal use	28 30
Payments due in the event of termination of office or employment	*Protect the Company from potential litigation and/ or competitive risks associated with terminations without just cause*	Payments due in the event of termination of office or employment CEO - administrative office (CEO) – an indemnity in the event of non-renewal of the office or early termination without just cause, as well as resignation prior to the expiry of the term justified by a reduction of delegated powers; - executive employment relationship (including the position as GM) – an indemnity in the event of consensual termination set in accordance with the Company parameters and policy, within the limits of the protections laid down by national collective bargaining agreement for senior managers. Indemnities are not due in the event of dismissal for «just cause» and resignation not justified by a reduction of delegated powers. Non-competition agreement CEO/GM Payment based on current remuneration levels and the extension of period and commitments undertaken: - validity: 12 months post termination; - restricted markets: Exploration & Production and Midstream; - restricted nations: 18 countries (*Algeria, Angola, Congo, Egypt, Ghana, Indonesia, Iraq, Italy, Kazakhstan, Libya, Mexico, Mozambique, Nigeria, Norway, Russia, UK, USA, Venezuela*); - confidentiality and non-solicit restrictions. Non-competition agreement MSRs Only for cases of termination presenting high-competitive risks relating to the nature of the position; payment based on current remuneration levels and the extension of period and commitments undertaken.	Indemnities for CEO/GM - Administrative office: (CEO): 2 years of fixed rem., for a total of €1,200,000, in accordance with EC Recommendation no. 385/2009 - Executive employment relationship (GM): 2 years of fixed remuneration and short term incentive, within the limits of protections provided for in national collective bargaining agreement Payment for the non-competition agreement of CEO/GM: - A fixed component of €1,800,000; - A variable component to be determined in line with average annual performance over the previous three years: - Zero for performance below target - €500,000 for performance on target - €1,000,000 for maximum performance.	28-29 31

(1) Total Shareholder Return measures the overall performance of a share, taking into account both price developments and distributed and reinvested dividends, over a specified period.
(2) Net Present Value of proven reserves is the present value of future cash flows generated by proven reserves net of future production and development costs, and taxes. It is calculated against a reference base defined by the Securities Exchange Commission on the basis of data published by oil companies in their official filings (Form 10-K and Form 20-F).

CEO/GM Remuneration for the 2017-2020 term

Pay Mix focused on long-term components

Total remuneration for Eni's Chief Executive Officer and General Manager for the 2017-2020 term was set taking account of the termination of the restrictions on reducing remuneration applied for the 2014-2017 term (-25% on the maximum potential financial benefit) and working to balance the pay mix with a greater focus on long-term variable components (53% vs. 46%).

Median remuneration of Peer Group adjusted for differences with Eni capitalisation

Chart 4 shows the value of the remuneration package for Eni's Chief Executive Officer and General Manager for the 2017-2020 term compared with the two previous terms. The total target remuneration for the 2017-2020 term was also verified against the total target remuneration of the Peer Group for the period 2015-2017, reduced by 37% (€7,774 thousand) in order to take account of the difference in capitalisation compared with Eni.

CHART 4 – REMUNERATION PACKAGE AND CEO/GM PAY MIX - TARGET(a)



€ 6,379,480
53%
25%
22%
Total target remuneration 2011-2014 term
€ 4,913,200
46%
27%
27%
Total target remuneration 2014-2017 term
€ 6,652,000
53%
23%
24%
Total target remuneration 2017-2020 term
€ 7,774,000(b)
Total target adjusted remuneration peer group
-37%
€ 12,340,000
Total target actual remuneration peer group (2015-2017 average)
Fixed
STI
LTI
Total remuneration

(a) The chart shows the undiscounted values for the Long-Term components at the target performance level (nominal values).
(b) Adjusted for percentage difference between Eni capitalisation and Peer Group median capitalisation (-37%).

Characteristics of Peer Group

Table 3 reports the composition of the Peer Group, including Eni's leading Oil & Gas competitors operating mainly in the Upstream sector, given the greater weight of that sector in Eni's operations, and the size characteristics, which show an average capitalisation that is about 37% greater than Eni's.

TABLE 3 - PEER GROUP

	Company	Average capitalisation in 2015-2017 [Bln €]	2017 Production [Mn boed]	2017 Reserves [Bln BOE]	Peer Compensation	Peer Performance
1.	Exxon Mobil	317	4.1	21.2	√	√
2.	Royal Dutch Shell	194	3.8	12.2	√	√
3.	Chevron	188	2.7	11.7	√	√
4.	Total	112	2.6	11.5	√	√
5.	BP	109	3.7	18.4	√	√
6.	ConocoPhillips	56	1.4	5.0	√	√
7.	Equinor	52	1.9	5.4	√	√
8.	Anadarko	28	0.7	1.4	√	√
9.	Apache	17	0.5	1.2	√	√
10.	Marathon Oil	11	0.4	1.4	√	√
	Mediana Peer Group	82	2.3	8.4		
	Eni	**52**	**1.8**	**7.0**		
	Δ% Eni vs Peer Group	*-37%*	*-20%*	*-17%*		

Chart 5 compares developments in Eni TSR and total CEO/GM remuneration for 2012-2018.

Alignment with performance

CHART 5 - PAY FOR PERFORMANCE ANALYSIS
(Eni TSR vs CEO/GM total remuneration for 2012–2018)[a]



Eni TSR (%)
CEO/GM total remuneration (/,000€)
eni
14.5
6,397
4,555
4,092(b)
3,498(c)
3,779(c)
4,420(c)
5,933
2012
2013
2014
2015
2016
2017
2018

(a) Data from Table 1 of 2012-2018 Eni Remuneration report.
(b) For 2014 fixed remuneration is calculated as the sum of pro-rata amounts paid to the outgoing CEO and to incoming CEO.
(c) For 2015, 2016 and 2017, total remuneration also includes incentives accrued by the current CEO/GM in his previous role as GM of the E&P Division.

Results of shareholders' vote on Eni Remuneration Policy

The Shareholders' Meeting of May 10, 2018, in accordance with the provisions of the applicable legislation (Art. 123-ter, paragraph 6, of Legislative Decree No. 58/98), issued an advisory vote on the first section of the 2018 Remuneration Report.
The overall percentage of participants voting in favour in 2018 was 80.46% while the subset of institutional investors voting in favour came to 64.23%, with an average of approval rate, in the last five years of about 90%.

CHART 6 - RESULTS OF THE SHAREHOLDERS' MEETING VOTES ON THE 2014-2018 ENI REMUNERATION REPORT

TOTAL SHAREHOLDERS (% voting participants)



96.23
2.08
1.69
2014
94.35
5.24
0.41
2015
96.76
2.75
0.48
2016
96.33
3.04
0.63
2017
80.46
19.43
0.10
2018
For
Against
Abstentions

Average approval rate of about 92.8%

INSTITUTIONAL INVESTORS (% voting participants)



92.44
4.18
3.38
2014
88.20
10.94
0.86
2015
93.39
5.63
0.98
2016
92.97
5.83
1.20
2017
64.23
35.57
0.20
2018
For
Against
Abstentions

Average approval rate of about 86.2%

SECTION I – REMUNERATION POLICY 2019

Corporate governance

BODIES AND PARTIES INVOLVED

Compliance of Policy with provisions of law and By-laws

The Policy governing the remuneration of members of the Eni Board of Directors is defined in accordance with the provisions of law and the By-laws, according to which:

- the Shareholders' Meeting determines the remuneration of the Chairman and other members of the Board of Directors, at the time they are appointed and for the entire duration of their term;
- the Board of Directors determines the remuneration of the Directors with delegated powers and of those who participate in Board Committees, after examining the opinion of the Board of Statutory Auditors.

In line with Eni's corporate governance system[15], the Board is responsible for:

- defining the Company's targets and approving the Company's performance thereby determining the variable remuneration of eligible Directors;
- approving the general criteria for remunerating Managers with strategic responsibilities;
- subject to a proposal of the Chairman in agreement with the Chief Executive Officer, defining the remuneration structure of the Group Head of Internal Audit in accordance with the remuneration policies of the Company, on receipt of a favourable opinion from the Control and Risk Committee and having examined the opinion of the Board of Statutory Auditors.

In line with the recommendations of the Italian Corporate Governance Code, the Board of Directors is supported by a Committee of independent Non-Executive Directors (the Remuneration Committee), which makes proposals and provides advice on remuneration issues.

ENI REMUNERATION COMMITTEE

COMPOSITION, APPOINTMENTS AND TASKS

The Committee is composed of four Non-Executive and Indipendent Directors

The Eni Remuneration Committee was first established by the Board of Directors in 1996. Its composition and appointment, remit and terms of reference are governed by specific rules approved by the Board of Directors and published on the Company website[16].

The Committee may be composed of three to four Non-Executive Directors, all of whom meet the definition of independence as set out in Italian law and the Italian Corporate Governance Code. According to the Committee's rules, the Committee may be composed of Non-Executive Directors, a majority of whom shall be independent, provided that in this case the Chairman is chosen from among the independent Directors. The Committee's rules also require that at least one of its members possess adequate knowledge and experience of financial matters or remuneration policies, as assessed by the Board at the time of his or her appointment (art. 6.P.3).

Below are details of the composition and meetings of Committee in 2018.

CHART 7 – COMPOSITION OF THE COMMITTEE[(a)]

Andrea Gemma (Chairman)	8 meetings in 2018
Pietro A. Guindani[(b)]	Average duration:
Alessandro Lorenzi[(b)]	2h and 30 minutes
Diva Moriani	

(a) Composition following renewal of corporate bodies (Board of Directors' decision on April 13, 2017 as announced in the press release of the same date). The Committee is entirely composed of Non-Executive and Independent Directors, pursuant to law and Corporate Governance Code.
(b) Directors Guindani and Lorenzi have been appointed from the minority slate.

(15) For more information regarding the Eni corporate governance system, please refer to the "Corporate Governance Report" published in the "Company/Governance" section of the Company website.
(16) The rules of the Remuneration Committee are available in the "Company/Governance" section of the Company's website.

The Chief Services & Stakeholder Relations Officer di Eni or, on his behalf, the Executive Vice President Compensation & Benefits, acts as Secretary to the Committee. The Secretary assists the Committee and its Chairman in carrying out the associated activities, with the support of the competent Compensation & Benefit units.

Consultative and advisory functions of the Remuneration Committee

In line with the recommendations of the Italian Corporate Governance Code (Art. 6.P.4 and Art. 6.C.5), the Committee performs the following consultative and advisory functions for the Board of Directors:

- submits the Remuneration Report and in particular the Remuneration Policy for Directors and Managers with strategic responsibilities to the Board of Directors for approval, prior to its presentation at the Shareholders' Meeting called to approve the annual financial statements, in accordance with the time limits set by applicable law;
- periodically evaluates the adequacy, overall consistency and actual implementation of the adopted Policy, formulating proposals as appropriate for approval by the Board of Directors;
- presents proposals for the remuneration of the Chairman and the Chief Executive Officer, covering the various forms of compensation and benefits envisaged;
- presents proposals for the remuneration of members of the Board's internal committees;
- having examined the Chief Executive Officer's input, proposes general criteria for the compensation of Managers with strategic responsibilities, the annual and Long-Term incentive plans, including equity-based plans, for establishing performance targets and assessing results for performance plans in connection with the determination of the variable portion of the remuneration for Directors with delegated powers and with the implementation of incentive plans;
- monitors the execution of Board resolutions;
- reports at the first available meeting of the Board of Directors through the Committee Chairman on the most significant matters examined by the Committee during the meetings. It also reports to the Board on its activities at least every six months and no later than the time limit for the approval of the Annual Report and of the Interim Report at June 30, at the Board meeting designated by the Chairman of the Board of Directors.

Furthermore, in exercising its functions, the Committee may express opinions as required by Company procedures in relation to transactions with related parties, within the terms specified therein.

OPERATING PROCEDURES

According to its Rules, the Committee meets as often as necessary to fulfil its functions, usually on the dates established in the annual meeting schedule approved by the Committee itself, and in the presence of at least the majority of its current members. The Chairman of the Committee calls and chairs the meetings; in case of absence or impediment, the meeting is chaired by the oldest attending member. The Committee decides with an absolute majority of those present; in the case of tied votes, the Committee Chairman has a casting vote. The Committee Secretary, who may be assisted in this function by the Executive Vice President Compensation & Benefits, produces the minutes of the meetings.

Minuting of meetings and participation of Statutory Auditors in Committee meetings

The Chairman of the Board of Statutory Auditors (or another Statutory Auditor appointed by said Chairman) may attend the meetings of the Committee; other Statutory Auditors may also participate. Meetings may be attended, at the invitation of the Chairman of the Committee acting on behalf of the Committee, by the Chairman of the Board of Directors and the Chief Executive Officer; the meetings may also be attended by Managers of the Company or other persons, including other members of the Board of Directors, to provide information and feedback on individual agenda items.

No Director and in particular no Director with delegated powers may participate in Committee meetings in which proposals are submitted to the Board relating to his or her own personal remuneration (art. 6.C.6), except where the proposals regard all members of the Committees within the Board of Directors. The provisions applicable to the composition of the Committee shall remain applicable where the Committee is called upon to perform the duties required under the procedure for related-party transactions adopted by the Company.

May engage external independent consultants

The Committee has the right to access information and Company managers as necessary to perform its duties, and to make use of external consultants, whose independence is assured, within the terms and limits of the budget set by the Board of Directors (art.4.C.1, letter e; art. 6.C.7).

The Committee, through its Chairman, shall report to the Board of Directors on the results of its meetings at each subsequent full Board meeting, in addition to providing half-yearly updates on the manner in which it has exercised its duties and the issues it has addressed (art.4.C.1, letter d).

ACTIVITIES PERFORMED IN 2018 AND PLANNED FOR 2019

Meetings held in 2018

In 2018, the Remuneration Committee met 8 times, with an average attendance of 100% of its members and an average duration of 2 hours and 30 minutes.
At least one member of the Board of Statutory Auditors participated in each meeting, with the constant participation of the Chairman of the Board of Statutory Auditors, as well.
At the invitation of the Chairman of the Committee, Managers of the Company and advisors

1ST QUARTER — JANUARY - MARCH

GOVERNANCE
- Definition of Remuneration Policy Guidelines.
- Preparation of Remuneration Report.

COMPENSATION
- Periodic assessment of the policy adopted in the previous year and of remuneration comparative studies.
- Definition of the targets related to the variable incentive plans.
- Verification of results related to the Short-Term Incentive Plan.
- Implementation of the Short-Term Incentive Plan.

ENGAGEMENT
- Assessment of the outcomes of engagement activities with leading institutional investors and proxy advisors.

2ND QUARTER — APRIL - JUNE

GOVERNANCE
- Presentation of the Remuneration Report to the Shareholders' General Meeting.

COMPENSATION
- Verification of results related to the Long-Term incentive Plan LTI.

ENGAGEMENT
- 2nd round of meetings with leading institutional investors and proxy advisors.
- Assessment of the outcomes of engagement activities with leading institutional investors and proxy advisors.

Governance

In the first part of 2018, in implementation of the recommendations of the Italian Corporate Governance Code, the Committee conducted its ongoing review of Remuneration Policy, as implemented in 2017, also with a view to developing new Policy proposals for 2018, electing to maintain the structure and the remuneration criteria for Directors and Managers with strategic responsibilities established in 2017 for the entire term, with special regard to the introduction of a new and generally simplified variable incentive system, as discussed in greater detail in the 2017 Remuneration Report[17].
The Committee then analysed Eni's 2018 Remuneration Report for the purpose of subsequent approval by the Board and presentation to the shareholders and, in a dedicated session, examined the results of the 2018 Shareholders' Meeting as compared with the results of the leading Italian and European corporations and with those of the companies within the relevant Peer Group.
In the autumn of 2018, the Committee periodically monitored developments in the legislative framework and market standards concerning the reporting of remuneration-related information, with a specific focus, for 2019, on the content of Directive (EU) 2017/828 (the Shareholder Rights Directive, or "SHRD II"), including for the purpose of establishing the guidelines for preparing this Report. During the current year, in addition to the ordinary activities set for its annual cycle, the Committee will continue the work that began in 2018 to study the content and implementing measures of SHRD II, with a particular emphasis on its impact on the process of defining, revising and implementing remuneration policies and on the adoption of related reporting standards[18], including in order to verify the need to implement any internal regulations or procedures.
The Committee will also begin ordinary review activities related to the end of the term in the spring of 2020.

Compensation

With regard to issues concerning the implementation of remuneration policies in the light of the criteria approved for the entire term, in 2018 the Committee performed the following activities:
- verification of the company's 2017 results for the purpose of implementing the Short-and Long-Term variable incentive plans, using a predetermined gap analysis method approved by the Committee in order to neutralise the positive of negative impact of exogenous factors and enable the objective assessment of the performance achieved;

(17) 2017 Remuneration Report, Executive Summary (p. 6) and Section I, 2017 Remuneration Policy Guidelines, (pp. 15 and ff.).
(18) With regard to the guidance that the European Commission is required to issue, in implementation of Article 9c, paragraph 6, of the SHRD II Directive to ensure the harmonisation of provisions concerning remuneration reports and the standardised presentation of information.

participated in specific meetings to provide information and clarifications requested by the Committee to pursue the analysis conducted.

The Committee scheduled eight meetings for 2019, four of which had already been held as of the date of approval of this Report.

Meetings planned in 2019

The main activities pursued by the Committee in the year are shown below, with an indication of the main initiatives planned for this year, in line with its annual activity plan.

3RD QUARTER — JULY - SEPTEMBER

GOVERNANCE
- Benchmark analysis of the results of the vote of the Shareholders' Meeting on proposed Remuneration Policy.

4TH QUARTER — OCTOBER - DECEMBER

GOVERNANCE
- Monitoring of the regulatory framework and of the voting policies of leading institutional investors and proxy advisors.

ENGAGEMENT
- Approval of the annual engagement plan.
- 1st round of meetings with leading institutional investors and proxy advisors.

COMPENSATION
- Implementation of the Long-Term Incentive Plan (LTI).

- definition of 2018 performance targets relevant to the variable incentive plans;
- definition of proposals for the implementation of the Deferred Monetary Incentive Plan for the Chief Executive Officer and General Manager;
- finalising the proposal (2018 award) for the implementation of the Long-Term Share Incentive Plan 2017-2019 for the Chief Executive Officer and General Manager and for the senior managers deemed critical for the business.

During this year, in addition to the usual activities provided for in its annual plan, the Committee will also begin analysis to prepare remuneration policies for the 2020-2023 Board term.

Engagement

As part of its ongoing monitoring of the positions of institutional investors and leading proxy advisors on remuneration issues, during 2018, the Committee performed the following activities:
- review of the outcome of the meetings conducted with main institutional investors and proxy advisors, before the 2018 Shareholders' Meeting, in order to maximize shareholder consensus on the 2018 Remuneration Policy. These meetings were also attended by the Chairman of the Committee, underscoring the importance the Committee attributes to shareholder dialogue;
- risk and scenario assessment activities, as well as voting projections, which were performed with the supporting of a leading consulting firm;
- examination of voting recommendations issued by leading proxy advisors and, in response to a number of issues that emerged, start of further extensive dialogue with investors, sending a letter clarifying the reasons and rationale of the choices made.

In the second half of the year, the Committee examined the general criteria for defining the 2019 engagement plan by conducting a preliminary analysis and segmentation of the institutional investors that attended the 2018 Shareholders' Meeting, while taking account, for the purpose of setting targets, of parameters related to the materiality of the interest held in the Company and the vote expressed at the most recent meetings.
The Committee also assessed the advisability of keeping an open channel of communication with the main proxy advisors given the role they play and their significant influence on how investors vote, particularly as concerns those who have highly diversified portfolios with numerous foreign investments, in accordance with the indications of the recent SHRD II Directive.
During the current year, the Committee will move ahead with the implementation of the 2019 plan by conducting a second cycle of meetings, following the meeting held in the autumn of 2018, with the goal of promoting investor participation and engagement in the Shareholder Meeting scheduled for May 14 based on an increasingly broad understanding of the principles, criteria and mechanisms of Remuneration Policy planned for the current term and in light of the results achieved and the remuneration paid in 2018.

2019 REMUNERATION POLICY APPROVAL PROCESS

Policy consistent with recommendations of Italian Corporate Governance Code

In performing its duties, the Remuneration Committee focused on defining the structure and contents of the Remuneration Policy, for the purposes of preparing this Report, specifically at meetings held on November 8, 2018, January 23, February 12 and 26, 2019, in accordance with the recommendations of the Italian Corporate Governance Code. In taking its decisions, the Committee reviewed the appropriateness, overall consistency and effective implementation of the Policy Guidelines approved for 2018.

In preparing this Report, it also considered national and international disclosure standards for the preparation of the Remuneration report, as well as feedback received during meetings with leading international investors and proxy advisor.

The Committee also considered comparative remuneration studies prepared by independent international consultants (Mercer, Willis Towers Watson e Korn Ferry-Hay Group), in the preliminary analysis for the 2019 Remuneration Policy proposals.

The 2019 Eni Remuneration Policy for Directors and other Managers with strategic responsibilities was approved by the Board of Directors, upon proposal of the Remuneration Committee, at its meeting on March 14, 2019, alongside approval of this Report. Once approved, policies are implemented by management in accordance with instructions from the Board of Directors and with the assistance from relevant Company departments.

ENGAGEMENT ON REMUNERATION POLICY

Adoption of comprehensive engagement strategy
- **periodic cycles of meetings**
- **Shareholders' Meeting events**
- **ongoing updating of information available on the website**

At Eni, we develop interaction with our shareholders and institutional investors regarding remuneration policies by way of a number of communication channels, including: the organization of period meetings and conference calls, the meeting of shareholders as a concluding verification of past interactions, and the provision of thorough, detailed information on our website.

This dialogue with our most significant institutional investors and main proxy advisors is ensured, first and foremost, by defining a detailed engagement plan, which is implemented annually by the Compensation & Benefits and Investor Relations functions in support of the policy proposals to be submitted for approval by the Shareholders' Meeting.

The Committee is kept constantly informed of activities aimed at defining and implementing the annual engagement plan. The outcome of meetings is monitored, and the feedback received is analysed in order to provide clarification and verify the resolution of any potentially critical issues.

The Chairman of the Committee, in coordination with the Chairman of the Board of Directors, may attend the meetings in order to underscore the importance of direct communication with the market in relation to issues relevant to the Committee.

In compliance with the Italian Corporate Governance Code (Article 6 – Comments), the Committee also reports on its procedures at the annual Shareholders' Meeting by way of the Committee Chairman or other duly appointed member.

Feedback received in 2018 actions planned for 2019

In 2018, in response to shareholders vote, the Committee deemed it to be appropriate to intensify dialogue with institutional investors and the proxy advisors in order to enhance understanding of the reasoning behind decisions made for the full term, with a particular focus on definition of the base salary for the Chief Executive Officer and General Manager and on certain specific characteristics of the new incentive system.

Based on the observations and feedback received during the meetings held with a significant core group of institutional investors (representing a total of over 10% of share capital), including with regard to the need to ensure greater transparency into current practice, the Committee decided to propose certain changes to this Report to describe, in the Summary, the connection between the Remuneration Policy for management and Company strategies and to reinforce the disclosures in Section II of the report concerning implementation of the short and long-term incentive plans in relation to the results actually achieved and the related payout levels.

CHART 8 – ANNUAL ENGAGEMENT PLAN

Engagement	SEPTEMBER - DECEMBER	JANUARY - APRIL	MAY - JULY
	• Definition of annual Engagement Plan • 1st round of meetings with leading institutional investors and proxy advisors • Monitoring and scenario analysis (regulatory framework, voting policies, best practices) • Assessment of the outcomes of engagement activities	• 2nd round of meetings with leading institutional investors and proxy advisors • Assessment of the outcomes of engagement activities • Examination of voting recommendations of proxy advisors • Voting projections	• Shareholders' Meeting: presentation of planned Remuneration Policy • Benchmark analysis of the results of the vote of the Shareholders' Meeting, with focus on position of institutional investors

Full information regarding remuneration of Directors and management is regularly updated and made available under the "Remuneration[19] heading" of the "Company/Governance" section of the Company website.

Purpose and general principles of the Remuneration Policy

PURPOSE

Consistent with the governance model and recommendations of the Italian Corporate Governance Code

The Eni Remuneration Policy is defined in accordance with the governance model adopted by the Company and with the recommendations of the Italian Corporate Governance Code (referred to below in the main implementation principles and criteria).
The remuneration of Directors and Managers with strategic responsibilities is established in order to attract, motivate and retain individuals of high professional and managerial standing (Art. 6.P.1).
It is also aimed at ensuring the alignment of management interests with the primary goal of creating value for shareholders over the medium to long term (Art. 6.P.2).

Goals
- **promoting Company's values**
- **recognising roles, responsibilities and results**
- **defining sustainable incentives in the long term consistent with the Strategic Plan**

Eni's Remuneration Policy contributes to achieving the Company's mission and strategies, by:
- promoting actions and behaviours reflecting the Company's values and culture, consistent with the principles of plurality, equal opportunity, enhancement of individuals' knowledge and skills, non-discrimination, fairness and integrity, as described in the Code of Ethics[20] and Eni Policy "Our people"[21];
- recognising roles and responsibilities assigned, results, and the quality of professional contribution, taking into account the operating environment and relevant market references;
- defining incentive structures that are tied to the sustainable long-term achievement of financial, business development, operational and individual objectives, consistent with the Company's Strategic Plan and the responsibilities assigned.

GENERAL PRINCIPLES

In pursuing the above, the remuneration of Directors and Managers with strategic responsibilities is defined in line with the following principles and criteria:

REMUNERATION OF NON-EXECUTIVE DIRECTORS

No variable remuneration for Non-Executive Directors

Remuneration of Non-Executive Directors is commensurate with the effort required for participation on Board Committees set up in accordance with the Articles of Association (Art. 6.P.2); appropriate differentiation between the remuneration afforded to Committee Chairmen, and that of other Committee Members, considering the different roles respectively held regarding coordination of work and relationships with Corporate bodies and managerial teams; Non-Executive Directors are not beneficiaries of variable incentive plans, including equity-based ones, unless decided otherwise by the Shareholders' Meeting (Art. 6.C.4).

(19) https://www.eni.com/en_IT/company/governance/remuneration.page
(20) For more information, please refer to the "2018 Corporate Governance Report" published in the "Company/Governance" section of the Company website.
(21) Policy approved by the Board of Directors on July 28, 2010.

STRUCTURE OF EXECUTIVE REMUNERATION

The remuneration package is appropriately balanced between a fixed and a variable component, in relation to the strategic objectives and the risk management policy of the Company, taking due account of its business sector (Art. 6.C.1.a).

Vesting and/or deferral periods of at least three years

Executive roles with the greatest influence on business performance are characterized by variable remuneration containing a significant percentage of incentive components, particularly of long-term (Art. 6.P.2). The vesting period and/or incentive deferral period are defined over a period of at least three years, in line with the long-term nature of the business activities performed and with the associated risk profile (Art. 6.C.1.e).

MARKET REFERENCES

Total remuneration tied to applicable market references

Total remuneration packages aim for consistency with market references applicable for positions or roles of similar level of responsibility and complexity, based on panels of relevant comparators that were developed through benchmarking analysis carried out by international remuneration advisors.

FIXED REMUNERATION

The fixed component is consistent with role and/or responsibilities, as well as adequate in the event of non-payment of the variable component (Art. 6.C.1.c).

VARIABLE REMUNERATION

The variable component is defined within maximum limits (Art. 6.C.1.b), and is aimed at aligning remuneration with performance actually achieved.

INCENTIVE TARGETS AND SUSTAINABILITY OF RESULTS

Financial and non-financial targets related to short-and long-term variable remuneration, including equity-based compensation, are defined in a manner consistent with the four-year Strategic Plan and with the expectations of shareholders, in order to foster a strong results-oriented focus and meld operational and financial soundness with social and environmental sustainability.

Assessment of long-term performance against performance of peers

Targets are defined in advance, measurable and mutually complementary in order to fully capture the priorities that underpin the Company's overall performance (art.6.C.1 letter d). These targets are defined so as to ensure:

- annual performance assessment, on the basis of a balanced scorecard that values the overall business and individual performance, defined in relation to targets specific to each area of responsibility, and for those in charge of internal audit responsibilities, in line with their specific assigned role (Art. 6.C.3);
- the definition of long-term incentive plans that allow Company performance to be evaluated both in absolute terms, i.e. based on the capacity to generate sustained growth in profitability, and in relative terms compared with a Peer Group, by way of a ranking against Eni's main international competitors.

EQUITY-BASED COMPENSATION PLANS

Equity-based compensation plans are designed to ensure alignment with shareholders expectations over the medium to long term, by way of: three-year vesting periods, linkage with pre-determined and measurable performance targets, the provision of a withholding period that applies to a proportion of share awards (Art. 6.C.2).

VERIFICATION OF RESULTS

Incentive awards linked to variable remuneration are made pursuant to a detailed verification process that assesses performance against assigned targets, net of the effects of exogenous variables[22], on the basis of a variance analysis methodology approved by the Committee, in order to recognise actual value-added attributable to managerial actions.

(22) Exogenous variables are those events that, due to their nature or though Company choice, are not under the control of the managers, such as, for example, Oil & Gas prices or the euro/dollar exchange rate.

CLAWBACK CLAUSES

The adoption, with specific rules approved by the Board of Directors, acting on a proposal of the Remuneration Committee, of a mechanism that provides for the variable component of remuneration, if already paid and/or granted, to be recouped, and if still subject to deferral, to be withheld, in instances where such incentives results were based on data that subsequently proved to be manifestly misstated (Art. 6.C.1.f).

Beneficiaries must also make restitution of all incentives for the year (or years) for which they have been found responsible for:

- the fraudolent alteration of the data used in verifying performance for the purpose of entitlement to the incentive;
- and/or the commission of serious and intentional violations of law and/or regulations, the Code of Ethics or Company rules that are pertinent to or have an impact on the employment relationship, affecting the associated fiduciary relationship, without prejudice to any action allowed under law for the protection of the Company's interests.

The Clawback Policy provides that the activation of recoupment claims (or withdrawal of incentives awarded but not yet paid) must take place, once appropriate verification has been completed, within three years of payment (or award) in cases of error, and within five years in cases of fraud.

Clawback clauses triggered in the following cases:
- **manifestly misstated data**
- **fraudolent alteration of data**
- **serious and intentional violations of law and/or regulations, the Code of Ethics or Company rules**

NON-MONETARY BENEFITS

Non-monetary benefits are determined in line with relevant market comparators, consistent with local regulation, in order to complete and enhance the overall remuneration package, taking account of the roles and/or responsibilities, and allowing for relevant social security and insurance components.

Pension and social security benefits

SEVERANCE INDEMNITIES AND NON-COMPETITION AGREEMENTS

To the extent that additional payments may be recognized upon termination of employment and/or term of office for executive roles, and that non-compete agreements may apply for roles at greater risk of "poaching", these are defined in terms of either a maximum amount or number of years of remuneration, in line with the remuneration received and the performance achieved, as per recommendations set forth in the implementation criteria (Art. 6.C.1.g) of the Italian Corporate Governance Code.

Severance indemnities and non-compete agreements consistent with remuneration received and results achieved

Remuneration Policy Guidelines 2019

This section contains the 2019 Remuneration Policy Guidelines defined by the Board of Directors on March 14, 2019 for Directors and Managers with strategic responsibilities.

The 2019 Remuneration Policy Guidelines contain no changes in their structure and related remuneration and incentive levels compared with what was previously described in the first section of the 2018 Remuneration Report examined by shareholders at the annual meeting of May 10, 2018, which was approved by favourable vote of 80.46% of those in attendance.

Policy unchanged on 2018

MARKET REFERENCES AND PEER GROUP

For the Chief Executive Officer and General Manager, the positioning of the Company's remuneration is assessed by comparing similar roles only within the international Oil & Gas industry, with regard to upstream activities in particular and in line with the company's strategy to increase its focus on this segment of the business. The median value of the remuneration of the Chief Executive Officer and General Manager in the Peer Group is also adjusted for differences in capitalisation compared with Eni.

The comparator group includes the main listed companies in the Oil & Gas industry, which are Eni's competitors at the international level and possess comparable business characteristics (Anadarko, Apache, BP, Chevron, ConocoPhillips, ExxonMobil, Marathon Oil, Shell, Equinor (formerly Statoil), and Total. More specifically, the Peer Group was determined on the basis of its representativeness of the Oil & Gas sector at the global level and its relative comparability with Eni with regard to operations and geographical areas of interest, while taking account of median corporate dimensions (in terms of capitalization, reserves, output).

Chief Executive Officer and General Manager

Chairman and the Non-Executive Directors

In line with this approach these companies also make up the Peer Group used for the relative comparison of Eni's performance under the new Long-Term Share Incentive Plan. Accordingly, the selection criteria required consideration only of those companies that publish data on the NPV of proven reserves that are comparable with Eni, using the calculation method defined by the SEC. For the Chairman and the Non-Executive Directors, the positioning of remuneration is assessed by comparing similar roles in the Top Italy group, which is composed of the main companies listed on the FTSE MIB (Assicurazioni Generali, Atlantia, Enel, Intesa Sanpaolo, Leonardo, Luxottica, Mediaset, Mediobanca, Poste Italiane, Snam, Terna, TIM, Unicredit).

Managers with strategic responsibilities

For Managers with strategic responsibilities, the positioning of remuneration is assessed by comparing roles of the same level of managerial complexity and responsibility within industrial corporations in national and international markets.
Comparisons of remuneration have been conducted with the help of the advisory firms Mercer, Willis Towers Watson, and Korn Ferry-Hay Group.

CHAIRMAN OF THE BOARD OF DIRECTORS

Fixed remuneration

The 2019 Remuneration Policy Guidelines for the Chairman call for total fixed remuneration of €500,000 gross, which includes €90,000 gross for the position, as determined by the shareholders in their meeting of April 13, 2017, and for remuneration for exercise of delegated powers[23] in the amount of €410,000 gross annually, unchanged compared with 2018, taking account of the outcome of the comparative analyses of remuneration related to median levels in the benchmark market and the complexity of the position.
There is also a life insurance policy and an insurance policy against permanent disability due to injury or illness contracted in the workplace or elsewhere.
No specific severance payments are provided, nor do any agreements exist for indemnities in the case of resignation or early termination of office[24].

NON-EXECUTIVE DIRECTORS

Remuneration for participating on Board Committees

The 2019 Remuneration Policy Guidelines for Non-Executive and/or Independent Directors provide for the maintenance of additional annual remuneration[25] for participating on Board Committees, as authorised by the Board of Directors on April 13, 2017 and in line with the median levels recorded in the reference market, taking due account of the commitment in terms of frequency and duration of meetings, as follows:

- for the Control and Risk Committee, remuneration of €70,000 for the Chairman and €50,000 for other members;
- for the Remuneration Committee and the Sustainability and Scenarios Committee, remuneration of €50,000 for the Chairman and €35,000 for other members;
- for the Nomination Committee, remuneration of €40,000 for the Chairman and €30,000 for other members.

No specific severance payments are provided for Non-Executive Directors, nor do any agreements exist for indemnities in the case of resignation or early termination of office[26].

CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER

The 2019 Remuneration Policy Guidelines for the Chief Executive Officer and General Manager of the Company are in line with the 2018 Remuneration Guidelines and reflect the decisions of the Board of Directors of June 19 and July 27, 2017 as well as the model of organization and corporate governance adopted by the Company.
In particular, the 2019 remuneration policies are in line with the outcome of the comparative studies conducted by looking at the total median remuneration of the companies within the Peer Group, appropriately reduced as indicated in the Summary.

(23) Non-executive powers connected with the performance of guarantor duties within the internal control system, managing the relationship between the head of the Internal Audit Unit and the Board. The Chairman also performs the representation duties set out in the By-laws, managing the Company's institutional relations in Italy in coordination with the Chief Operating Officer.
(24) In consideration of the reference to this Report in the 2018 Report on Corporate Governance and Shareholding Structure, which is available in the Governance section of the Company's website, this information is being published in accordance with Article 123-bis, paragraph 1, letter i), of the Consolidated Law on Financial Intermediation (agreements between companies and directors, members of the control body or supervisory council which envisage indemnities in the event of resignation or dismissal without just cause, or if their employment contract should terminate as the result of a takeover bid).
(25) This remuneration supplements that approved by the Shareholders' Meeting on April 13, 2017 for Directors in the amount of €80,000 gross per year.
(26) Information provided in accordance with Article 123-bis, paragraph 1, letter i), of the Consolidated Law on Financial Intermediation, as specified under note 24 above.

FIXED REMUNERATION

Annual fixed remuneration (FR) authorized by the Board of Directors on June 19, 2017 for the position of Chief Executive Officer and of General Manager totals €1,600,000 gross, which includes: i) annual remuneration of €600,000 gross for the position of Chief Executive Officer, including annual remuneration of €80,000 gross for the position of member of the Board as approved by the shareholders on April 13, 2017; ii) annual remuneration of €1,000,000 gross for the senior management position of General Manager. This remuneration encompasses any emoluments due for participation in the meetings of the boards of directors of other Eni subsidiaries and/or shareholdings. As an Eni senior manager, the General Manager is also entitled to receive an allowance for travel, in Italy and abroad, in line with the applicable provisions under the relevant national collective bargaining agreement for senior managers of industrial companies and with supplementary company-level agreements.

VARIABLE REMUNERATION: SHORT-TERM INCENTIVES WITH DEFERRAL

The Short-term Incentive Plan with deferral, as approved by the shareholders on April 13, 2017 within the scope of the Remuneration Policy Guidelines and as described in the 2018 Remuneration Report, calls for a portion of the incentive to be paid annually and a portion to be deferred for three years as described below.

The 2019 Short-term Incentive with deferral is tied to achieving the 2018 targets set by the Board on March 15, 2018.

Achievement of the targets is assessed net of any variable, exogenous effects (e.g. oil and gas prices or euro/dollar exchange rates) and in application of a predetermined method of gap analysis as approved by the Remuneration Committee.

The 2019 targets approved by the Board on March 14, 2019 for the 2020 short-term variable incentive system with deferral call for maintenance of a structure that is focused on essential milestones in line with the Strategic Plan and balanced in respect of the interests of the various stakeholders.

The structure and weight of the various targets are shown in the table 4. The value of each target is in line with the budgeted figure.

Annual objectives linked to corporate strategy

The performance parameters used for the definition of the Short-Term Incentive Plan for the Chief Executive Officer and General Manager are closely linked to the corporate strategy, as they are intended to measure the achievement of annual budget targets with a view to long-term sustainability.

TABLE 4 - 2018 TARGETS FOR THE 2019 SHORT-TERM INCENTIVE PLAN WITH DEFERRAL

ECONOMIC AND FINANCIAL RESULTS (25%)	OPERATING RESULTS AND SUSTAINABILITY OF ECONOMIC RESULTS (25%)	ENVIRONMENTAL SUSTAINABILITY AND HUMAN CAPITAL (25%)	EFFICIENCY AND FINANCIAL STRENGTH (25%)
INDICATORS Earning Before Tax (12.5%) Free Cash Flow (12.5%)	**INDICATORS** Hydrocarbon production (12.5%) Exploration resources (12.5%)	**INDICATORS** CO_2 emissions (12.5%) Severity Incident Rate (12.5%)	**INDICATORS** ROACE (12.5%) Debt/EBITDA (12.5%)
LEVERAGE Upstream expansion Strengthen Gas & Power operations Resilience in downstream Green business	**LEVERAGE** Fast track approach Expanding exploration acreage Diversification	**LEVERAGE** Decarbonization HSE and sustainability	**LEVERAGE** Financial discipline Efficiency of operating costs and G&A Optimisation of working capital

In particular:

Financial targets

- the indicators **EBT** and **FCF** are measures of Eni's ability to ensure the profitability of our businesses and to provide sufficient cash flows to provide a return on investment and pay dividends, even in particularly challenging contexts. In this regard, Eni seeks to constantly expand our business, beginning with the upstream segment, by way of a targeted exploration strategy, organic growth in production generated at particularly competitive cost points, and dual-exploration model that allows us to quickly monetize reserves. In the mid-downstream segment, reinforcement is pursued by expanding our LNG portfolio and our base of retail customers, while in the downstream segment there is a constant focus on optimising our industrial structure and developing the green business;

Operating results and sustainability of economic results

- the upstream indicators of **hydrocarbon production** and **exploration resources** measure the operating efficiency of a strategy centred around the continuous replacement of the portfolio of resources and taking full advantage of that portfolio by way of a "dual-exploration" model and the "fast-track" implementation of discoveries;

Environmental sustainability and human capital

- the indicators of **CO_2 emissions** and the **Severity Incident Rate (SIR)** reflect Eni's HSE priorities and the central importance of our commitment to protecting the environment and to individual safety. In particular, within the scope of our decarbonization strategy, Eni seeks to: (i) reduce the carbon footprint of our activities, beginning with direct upstream emissions, fugitive emissions, and the elimination of the process gas flaring; (ii) maintain low-carbon portfolio that is resilient in a range of contexts; and (iii) develop green businesses with a constant focus on research. These efforts are consistent with the target set for 2025 as reported to investors.
  With regard to SIR, prevention and risk minimization are cornerstones of Eni's operations in our commitment to achieving constant improvements in safety for all workers and to expressing this commitment in the process of assessing the performance of senior management. In particular, use of an SIR focuses Eni's commitment on reducing serious injuries given that it calculates the frequency of injuries over the number of hours worked, but weighted for the actual severity of the incident;

Efficiency and financial strength

- the indicators **ROACE** and **debt-to-EBITDA** measure the company's financial discipline and the quality of our financial structure and earnings, which translates into a careful selection of investments, into efficiency and cost control, and into a rapid return on investment. All of these efforts enable us to reinforce our resiliency even during economic downturns.

Performance scale and annual multiplier

In line with the general Remuneration Policy principles, the STI Plan features the characteristics described below. Each target is predetermined and measured based on a performance scale of 70-150 points (target=100) in relation to the weight assigned to each (a score below 70 points implies a performance multiplier of zero). For purposes of the total incentive award, the minimum overall performance is 85 points. In order to allow for the promotion of initiatives of business development, a multiplier of 1.1 may be applied to the overall performance score, in case of business portfolio development initiatives not included in the budget, but defined by the Board of Directors at the time of their approval as particularly effective for the implementation of the strategic guidelines of the 2019-2022 Plan, if considered by the Remuneration Committee of particular relevance for the annual performance as well. The score in the performance scale will not exceed 150 points.
The total incentive is determined in reference to a minimum multiplier (performance = 85), target multiplier (performance = 100) and maximum multiplier (performance = 150), equalling 85%, 100% and 150%, respectively, to be applied in relation to the performance achieved by Eni during the prior year. The chart below shows the value of the multiplier as a function of performance.

CHART 9 – TOTAL INCENTIVE MULTIPLIER


Multiplier
150%
100%
85%
Performance
70
85
100
150
bdgt

The total incentive (TI) is calculated using the following formula.

$$TI = FR \times I_{Target} \times Multiplier$$

Where "I_{Target}" is the incentive percentage at target performance level, which is set to 150% of total fixed remuneration for the Chief Executive Officer.
The incentive is divided in two portions:

Portion paid annually

1) a portion paid annually (I_{Year}) equal to 65% of the total incentive.

$$I_{Year} = TI \times 65\%$$

The levels of the fraction of the incentive payable during the year, depending on the performance levels achieved, are shown in the table below[27].

TABLE 5 - INCENTIVE FRACTION PAYABLE DURING THE YEAR

Average 3-year performance	<85	85 threshold	100 target	150 max
Deferred incentive (in % of Fixed Rem.)	0%	83%	98%	146%

Deferred portion subject to further performance conditions over the three-year period

2) a deferred portion ($I_{Deferred}$ equal to 35% of the total incentive, subject to further performance conditions during a three-year vesting period, as shown in the figure below.

STI Performance

CHART 10 – STI PLAN - TIMELINE


PERFORMANCE AND VESTING PERIOD
YEAR T
YEAR T+1
YEAR T+2
ANNO T+3
Award of STI deferred portion
Payment of STI deferred portion

Performance scale and average three-year multiplier

The deferred portion payable at the end of the vesting period is determined by multiplying the initial deferred portion by the payment multiplier given by the average of the annual multipliers recorded over the three-year period in relation to the performance achieved based on the chart of annual Eni targets.
The multiplier of the deferred portion depends on the performance achieved as shown below.

CHART 11 – DEFERRED PORTION MULTIPLIER


Multiplier
230%
130%
85%
Performance
70
85
100
150
bdgt

(27) The incentive values as a % of fixed remuneration shown in the table were calculated as follows:
Threshold: 83% = 65% x (150% x 85%)
Target: 98% = 65% x (150% x 100%)
Max: 146% = 65% x (150% x 150%)

The Deferred Incentive ($I_{Deferred}$) payable at the end of the three-year deferment period is calculated using the following formula.

$$I_{Deferred} = 35\% \times TI \times Multiplier$$

The levels of the payable deferred portion, depending on the performance levels achieved throughout the three-year period, are shown in the table below[28].

TABLE 6 – LEVELS OF PAYABLE DEFERRED PORTION

Average 3-year performance	<85	85 threshold	100 target	150 max
Deferred incentive (in % of Fixed Rem.)	0%	38%	68%	181%

Objectives of LTI share-based Plan

VARIABLE REMUNERATION: LONG-TERM SHARE INCENTIVES

The 2017-2019 Long-Term Share Incentive Plan approved by the shareholders on April 13, 2017, as described in the Remuneration Report and in the Disclosure Document published in 2017, ensures the following objectives in line with international best practices:

- strengthening the culture of management of business risk from the perspective of shareholders by incentivizing through share ownership;
- setting a more challenging minimum incentive threshold, positioned at median level;
- aligning performance conditions with the Long-Term expectations of shareholders, by way of:
  - the assessment of performance of the Company's Total Shareholder Return over a three-year period compared with that of the reference stock market index, compared with the same performance of the main international competitors (the Peer Group);
  - incentivize the capacity to develop industrial assets, measured using the increase in net present value of hydrocarbon reserves over the medium to long term (in accordance with standard SEC assessment methodology), measured in relative terms compared with the Peer Group.

The Plan provides for three annual awards starting from 2017, each with a three-year vesting period, in accordance with the timeline below.

Performance period Equity-based LTI Plan

CHART 12 - EQUITY-BASED LTI PLAN – TIMELINE


PERFORMANCE AND VESTING PERIOD
YEAR T
YEAR T+1
YEAR T+2
YEAR T+3
Award of shares
Granting of shares

The Plan is subject to performance conditions during the three-year vesting period, in accordance with the following parameters and related weightings:

1) The difference between the TSR of Eni shares and the TSR of the FTSE MIB index of Borsa Italiana, adjusted by the Eni Correlation Coefficient, compared with the equivalent adjusted TSR measure for each company in the Peer Group, as shown in the following formula (50% weighting):

$$TSR_{CO} - (TSR_{IDX} \times \rho_{CO,IDX})$$

(28) The incentive values as a % of fixed remuneration shown in the table were calculated as follows:
Threshold: 38% = 35% x (150% x 85%) x 85%
Target: 68% = 35% x (150% x 100%) x 130%
Max: 181% = 35% x (150% x 150%) x 230%

where:
TSR_{CO}: TSR of Eni or of one of the companies of the Peer Group;
TSR_{IDX}: TSR of the reference stock market index of the company to which TSRco. applies;
$\rho_{CO,IDX}$: Correlation coefficient between the performance of the share and the performance of the reference market (FTSE Mib, S&P 500, FTSE 100, CAC 40, AEX, OBX).
This indicator was introduced in order to neutralize the potential effects on the performance of each share of developments in the respective stock market. More specifically, this neutralisation is proportionate to the correlation between the stock and the market over the same three-year period by using the correlation coefficient.

Neutralisation of TSR performance with respect to financial market developments

2) Net Present Value (NPV) of proven reserves vs. the Peer Group, measured in terms of the annual percentage change, calculating the average annual performance over the three-year period (50% weighting).

The reference Peer Group is described in the section "Market References and Peer Group" (Anadarko, Apache, BP, Chevron, Conoco Phillips, ExxonMobil, Marathon Oil, Shell, Equinor and Total).
For the Chief Executive Officer and General Manager, the Plan conditions provide for the annual award of shares for a value equivalent to 150% (I_{target}) of total fixed remuneration (FR), using the following formula:

$$\text{No. of Awarded shares} = \frac{FR \times \%I_{Target}}{Price_{Attr}}$$

where the price of the award ($Price_{Attr}$) is calculated as the average of the daily official prices (source: Bloomberg) recorded in the four months before the date of the Board of Directors meeting held annually to approve the plan rules and the award to the Chief Executive Officer and General Manager.
The granting of shares at the end of the three-year vesting period is determined using a final multiplier to be applied to awarded shares (calculated as the weighted average of the multipliers of each parameter) determined over the vesting period in relation to the position reached in the Peer Group.

Each multiplier may be between zero and 180%, with a threshold set at a median level, in accordance with the scale shown below.

Relative performance scale (ranking) and multiplier

TABLE 7 - PERFORMANCE SCALE - MULTIPLIER

Ranking										
1°	2°	3°	4°	5°	6°	7°	8°	9°	10°	11°
Multiplier										
180%	160%	140%	120%	100%	80%	0%	0%	0%	0%	0%
					Median positioning					

Grantable shares are calculated using the following formula:

$$\text{No. of Granted shares} = \text{No. of Awarded shares} \times \text{Multiplier}$$

The table below shows the thresholds, targets and maximum value of shares (as a percentage of fixed remuneration) grantable to the Chief Executive Officer and General Manager at the end of the vesting period, net of the change in share price for the period[29].

(29) The incentive values as a % of fixed remuneration shown in the table were calculated as follows:
Threshold: 40% = 150% x 26,6%
Target: 150% = 150% x 100%
Max: 270% = 150% x 180%

TABLE 8 – SHARE VALUES

Weighted average 3-year performance	<26.6	26.6 threshold[a]	100 target	180 max
Value of shares (in % of Fixed Rem.)	0%	40%	150%	270%

(a) Achieved, for example, if the NPV indicator of proven reserves reaches the minimal level (6th place) for at least two years.

Lock up of the shares granted for one year

For senior managers still in service, the rules of the Plan state that 50% of the shares granted at the end of the vesting period are to remain restricted for one year from the granting date.

NON-MONETARY BENEFITS

There is a life insurance policy and an insurance policy against permanent disability due to injury or illness contracted in the workplace or elsewhere.
Also provided, as per provisions contained in the national collective bargaining agreement and the supplementary company agreements for Eni senior managers, is enrolment in the supplementary pension plan (FOPDIRE[30]) and in the supplementary health plan (FISDE[31]) together with a company car for business and personal use.

PAY MIX

Pay mix with a dominant weighting attributed to the variable long-term component

The remuneration package for the Chief Executive Officer and General Manager includes a fixed component, a short-term variable component and a long-term variable component, which comprises a short-term incentive deferral and long-term share incentive determined using internationally recognized methodologies for remuneration benchmarks.
The pay mix, calculated by considering fixed remuneration as the base, is weighted significantly towards the variable components, with a dominant weighting attributed to the long-term component, as shown in the figure below.

CHART 13 – CEO/GM PAY MIX

● Fixed ● STI ● LTI


30%
40%
target
30%
28%
53%
maximum
19%

PAYMENTS DUE IN THE EVENT OF TERMINATION OF OFFICE OR EMPLOYMENT[32]

In line with the European Commission Recommendation

For the Chief Executive Officer and General Manager, based on a proposal by the Remuneration Committee and having heard the opinion of the Board of Statutory Auditors, the Board of Directors resolved on June 19, 2017 to maintain the following severance packages in the event of termination of office or of employment:

1) an indemnity for the administrative relationship in the event of early termination and/or non-renewal of the employment relationship, including in the event of resignation due to a substantive reduction of delegated powers. This indemnity has been set at two years of fixed remuneration for the position, for a total of €1,200,000, in accordance with European Commission Recommendation no. 385 of April 30, 2009;

(30) Defined-contribution and individual-capitalization contractual pension fund (www.fopdire.it).
(31) Fund that reimburses healthcare spending for active or retired senior management and their family members (www.fisde-eni.it).
(32) Information provided in accordance with Article 123-bis, paragraph 1, letter i), of the Consolidated Law on Financial Intermediation, as specified under note 24 above.

2) an indemnity in the event of the consensual termination of the management relationship in relation to termination of the associated administrative position in addition to standard post-employment benefits. This indemnity has been set, taking due account of the provisions of the appropriate national collective bargaining agreement, in accordance with the parameters and policies defined for Eni Managers with strategic responsibilities, equal to two years of fixed and variable remuneration for the senior management position, excluding the Long-Term Share Incentive Plan and with mutual exemption from any obligation of advance notice, without payment of the related indemnity (equal to an annuity). In reference to criterion 6.C.1, letter g), of the Italian Corporate Governance Code, this indemnity is not due in the following cases: i) dismissal for "just cause" under Article 2119 of the Italian Civil Code; ii) resignation as Chief Executive Officer prior to the expiry of the term in office not justified by a reduction of delegated powers; iii) in the event of death as governed by Article 2122 of the Italian Civil Code; iv) dismissal from the role of Chief Executive Officer for just cause.

Consistent with protections provided for in national collective bargaining agreement for executives

With reference to long-term incentives, in the event of early termination for the Chief Executive Officer and General Manager, due to resignation and not justified by a substantial reduction in powers or of termination for just cause, all rights to the payment and grant of incentives shall lapse. In the event of termination related to expiry of the term on the Board of Directors without renewal[33], the long-term incentives awarded during the term shall vest in accordance with the terms and conditions established by the respective regulations.

Protection from competitive risks connected with termination of employment

In order to safeguard the company's interests from potential competitive risks related to the great international importance of the professional and managerial background of the Chief Executive Officer and General Manager, on July 27, 2017, the Board of Directors, based on the recommendation of the Remuneration Committee and having obtained a favourable opinion of the Board of Statutory Auditors, has also resolved to maintain the non-competition agreement in place since 2014, while extending the clause to geographical areas and industries that have taken on greater strategic importance over the last three years.

More specifically, the agreement, which can be activated at the sole discretion of the Board through the exercise of an option right[34], has the following characteristics: i) a validity of 12 months post-termination; ii) restricted markets extended from Exploration & Production to also include the Midstream sector; iii) 18 restricted nations with the addition of Mexico to those that were envisaged during the previous term (Algeria, Angola, Congo, Egypt, Ghana, Indonesia, Iraq, Italy, Kazakhstan, Libya, Mozambique, Nigeria, Norway, Russia, UK, USA, Venezuela); iv) additional confidentiality and non-solicit restrictions.

Payment for the non-competition agreement calls for the retention of two components calculated based on current remuneration levels and the extension of commitments undertaken: i) a fixed component in the amount of €1,800,000; ii) a variable component to be determined by the Board of Directors, based on a recommendation by the Remuneration Committee, in line with the average annual performance over the previous three years, as follows: for performance below the target, this component will be set to zero; for performance on target, it will be €500,000; and for maximum performance, it will be €1,000,000. The average annual performance shall be calculated on the basis of final results for the year within the scope of the short-term incentive plan.

MANAGERS WITH STRATEGIC RESPONSIBILITIES

For Managers with strategic responsibilities, the 2019 Remuneration Policy Guidelines are unchanged on those for 2018, maintaining remuneration plans that are strictly in line with those of the Chief Executive Officer and General Manager, to better guide and align managerial action with the objectives set out in the Company's Strategic Plan, and with the provisions and protections laid down by national collective bargaining agreement for senior managers.

In particular, the Long-Term Share Incentive Plan and Short-Term Variable Incentive Plan with deferral – intended for the Chief Executive Officer and General Manager will also apply to Managers with strategic responsibilities.

(33) It should be noted that, under Italian law, directors of joint-stock companies may not be appointed for terms of longer than three financial years, and their terms expire on the date of the meeting of shareholders held to approve the financial report for the last financial year of their term (Article 2383, second paragraph, of the Italian Civil Code).

(34) The option right, for a total of €500,000, was paid in full as reported on page 24 of Eni's 2015 Remuneration Report (Section II, Table 1, note 4 b). The option right was exercized by the Board of Directors, on proposal of the Remuneration Committee, with deliberation of March 14, 2019.

FIXED REMUNERATION

Fixed remuneration differentiated by level of responsibility and complexity of position

Fixed remuneration is based on roles and responsibilities assigned taking into consideration a graduated and a generally median to below-median positioning versus national and international executive markets for comparable roles. It may be updated periodically, during the annual salary review for all managers.
Given current market comparators and trends, the 2019 Guidelines provide for a selective approach to salary reviews, while maintaining appropriate levels to ensure competitiveness and motivation.
More specifically, proposed actions will include measures to adjust fixed/one-off remuneration for those in positions that have seen a significant increase in responsibility or scope, and to address retention risk and reward excellent performance.
In addition, in their capacity as Eni officers, Managers with strategic responsibilities are entitled to receive allowances due for travel in Italy and abroad, in line with applicable provisions of the Italian national collective bargaining agreement for senior managers and supplementary Company agreements.

VARIABLE INCENTIVE PLANS

Short-term Variable Incentive Plan with deferral

Close consistency with targets and incentive plans for CEO/GM

The Short-Term Incentive Plan with deferral, already described for the Chief Executive Officer and General Manager, will be implemented in 2019.
The targets set for Managers with strategic responsibilities are consistent with those assigned to the Chief Executive Officer and General Manager, on the basis of the same balancing of stakeholder interests, in addition to relevant individual targets, consistent with the responsibilities of the role and the provisions of the Company's Strategic Plan. For Managers with strategic responsibilities, the target incentive levels for the Short-term Variable Incentive Plan differ depending on the role's level of responsibilities and complexity up to 100% of fixed remuneration, with a maximum incentive level payable for the annual and deferred portions of 98% and 121% of fixed remuneration, respectively.

Long-term Variable Incentive Plan

Managers with strategic responsibilities participate in the 2017-2019 Long-Term Performance Share Plan (LTI) approved by the Shareholders' Meeting on April 13, 2017.
The Plan is directed at managers who are critical for the business and envisages three annual awards, starting in 2017, with the same performance conditions and characteristics as those described above for the Chief Executive Officer and General Manager.
For Managers with strategic responsibilities, the value of the shares to be awarded each year differs depending the level of their role and is limited to a maximum of 75% of fixed remuneration, with the maximum grant corresponding to 135% of fixed remuneration, calculated with reference to the award price of the shares.

NON-MONETARY BENEFITS

In line with national collective bargaining agreement and supplementary Company-level agreements for Eni managers, the Policy Guidelines provide for life and disability insurance cover (due to workplace or other injury or illness), as well as enrolment in the supplementary pension plan (FOPDIRE) and health plan (FISDE), together with a company car for business and personal use, and the possible assignment of housing based on operational and mobility requirements.

PAY MIX

Balance between fixed and variable remuneration in relation to level of responsibility and impact on business

In line with market best practices, as well as the valuation methods used for the Chief Executive Officer and General Manager the average target pay mix of the remuneration package for Managers with strategic responsibilities who are eligible for the Short-Term Monetary Plan with deferral and the Long-Term Performance Share Plan) features a balance between fixed and variable components that is weighted towards medium-long term variable incentives.

CHART 14 - PAY MIX MSR


Fixed
STI
LTI
24%
50%
26%

PAYMENTS DUE IN THE EVENT OF CONSENSUAL TERMINATION OF EMPLOYMENT

Managers with strategic responsibilities, as well as Eni senior managers, are entitled to severance benefits for employment termination established by law and applicable national collective bargaining agreements, together with any termination indemnities agreed on an individual basis, in accordance with the criteria established by Eni for cases of early termination, within the limits of protections envisaged by applicable national collective bargaining agreements and consistent with application criterion 6.C.1, letter g) of the Italian Corporate Governance Code. These criteria take into account the position held, statutory retirement age and actual age of the manager at the time employment is terminated and the annual remuneration received. For cases of termination that present high competitive risks relating to the nature of the position, agreements may contain additional non-compete clauses with payments defined in relation to remuneration level, scope, duration and effectiveness of the agreement.

Consistent with protections provided for in national collective bargaining agreement for executives

SECTION II – REMUNERATION AND OTHER INFORMATION

Implementation of the 2018 remuneration policies

Implementation of the 2018 remuneration policies for Directors and Managers with strategic responsibilities, as verified by the Remuneration Committee in conjunction with its periodic assessment as called for the Corporate Governance Code, was in line with the 2018 Remuneration Policy approved by the Board of Directors on March 15, 2018, taking account of the provisions of the resolutions of the Board of Directors of April 13, 2017 and June19, 2017 concerning, respectively, remuneration for Non-Executive Directors serving on Board committees and the remuneration of Directors with delegated powers.

VERIFICATION OF 2017 PERFORMANCE FOR THE PURPOSE OF INCENTIVES PAID AND/OR AWARDED IN 2018

This section covers: i) verification of results for 2017, as approved by the Board of Directors on March 15 and May 24, 2018 for the purpose of incentives earned and payable and/or awardable in 2018 to the Chief Executive Officer and General Manager and other Managers with strategic responsibilities.

SHORT-TERM INCENTIVE (STI) PLAN 2018

The 2018 STI Plan calls for the vesting of an incentive, upon verification of performance levels related to targets set for 2017, divided into a 65% fraction payable in 2018 and a 35% deferred portion that is awardable in 2018 and subject to the performance conditions established in the plan over a three-year vesting period.

More specifically, the verified performance related to targets assigned in 2017 to the Chief Executive Officer and General Manager was approved by the Board, based on a recommendation by the Remuneration Committee, on March 15, 2018 and resulted in a performance score of 134 points on the measurement scale used, the target and maximum performance of which are 100 and 150 points, respectively.

The table shows the weightings and performance level achieved for each target.

TABLE 9 - VERIFICATION OF 2017 TARGETS

Performance parameters	% weight	Result	Unit of measurement	Min 70	Budget 100	Max 130	Over performance 150	Performance score	Weighted score
i. Economic and financial results	**25.0**								**37.2**
EBT (Earning Before Tax) adjusted	12.5	5.5	bln €					150.0	18.7
Free cash flow	12.5	6.0	bln €					148.0	18.5
ii. Operating performance and sustainability of economic results	**25.0**								**26.8**
Hydrocarbon production	12.5	1,816	kboed					80.0	10.0
Exploration resources	12.5	1,027	mn boe					134.1	16.8
iii. Environmental sustainability and human capital	**25.0**								**33.7**
Severity Incident Rate (SIR) – employees and contractors - weighted	12.5	19.0	(*)					150.0	18.7
CO_2 emissions/UPS output	12.5	22.2	tCO_2eq/kboe					120.0	15.0
iv. Efficiency and financial strength	**25.0**								**36.3**
ROACE (Return On average Capital Employed) adjusted	12.5	4.67	%					150.0	18.8
Net Debt/EBITDA adjusted	12.5	0.81	index					140.0	17.5
Total	**100.0**								**134.0**

(*) (Total recordable injuries weighted for severity/hours worked) x 1,000,000.

The verification of targets was conducted net of exogenous variables (e.g. oil and gas prices and the euro-dollar exchange rate) using the gap-analysis approach approved by the Remuneration Committee. The following are the main results for the various performance targets:

- EBT: performance here was achieved by way of improvements to operations particularly in the mid-downstream sector, and reductions in costs – particularly in the upstream sector – and in general and administrative expenses.
- Free cash flow: this performance was achieved by improving operations and efforts to optimize working capital. In order to measure performance, the figure was also supplemented with the repayment of financial liabilities connected with portfolio transactions.
- Hydrocarbon production: this performance was penalised by the shutdown of Val d'Agri, unplanned shutdowns in Norway, Kazakhstan and the United States and the increase in bunkering and sabotage in Nigeria.
- Exploration resources: exploration resources were added, particularly in Mexico, Egypt and Indonesia, totalling 1.0 billion BOE.
- Severity Incident Rate (SIR), a total recordable incident rate per employee and contractor for millions of worked hours, which weighs injuries on the basis of severity: it declined by 56% compared with 2016, consolidating the trend of improvement seen in recent years, including in relation to the positioning of our competitors.
- CO_2 emissions/operated upstream production: this indicator has fallen 3% compared with 2016 thanks to a reduction in fugitive emissions, to energy-efficiency efforts, and to the start of new flaring-down projects.
- ROACE: this performance was achieved by improving financial performance, including the reduction of the tax rate.
- Debt-to-EBITDA: this performance was achieved by improving financial performance.

DEFERRED MONETARY INCENTIVE (DMI) PLAN 2015-2017

Payment DMI 2015

The 2015-2017 DMI Plan calls for three annual awards, and for the first of these (2015), on March 15, 2018, the Board of Directors, as verified and recommended by the Remuneration Committee, approved 2017 EBT for Eni at the maximum performance level, resulting in an annual multiplier of 170%.
As a result, given the already verified performance levels of 2015 and 2016, the three-year average multiplier, which is to be applied to incentives awarded in 2015 for payment in 2018, came to 170%.
The table below shows the performance levels achieved during the vesting period.

TABLE 10 - ASSIGNMENT DMI 2015 - EBT 2015-2017

Target EBT (billion €)	Multiplier 2015	Multiplier 2016	Multiplier 2017	Final multiplier for 2018 payment
EBT ≥ budget +0.5	170%	170%	170%	3-year average 170%
budget ≤ EBT < budget +0.5	130%	130%	130%	
budget -0.5 ≤ EBT < budget	70%	70%	70%	
EBT < budget -0.5	0%	0%	0%	

LONG-TERM MONETARY INCENTIVE (LTMI) PLAN 2014-2016

2015 LTMI paid

The 2014-2016 LTMI Plan calls for three annual awards, and for the second of these (2015), on March 15 and May 24, 2018, the Board of Directors, as verified and recommended by the Remuneration Committee, approved the performance for the 2017 targets of Total Shareholder Return and Net Present Value of proven reserves at seventh and fifth place, respectively, within the Peer Group for an annual multiplier of 28%.
As a result, given the already verified performance levels of 2015 and 2016, the three-year average multiplier, which is to be applied to incentives awarded in 2015 for payment in 2018, came to 63%.
Table 11 shows the positioning achieved during the vesting period.

TABLE 11 - PAYMENT LTMI 2015 - TSR AND NPV PROVEN RESERVES 2015-2017

Positioning in Peer Group	2015		2016		2017		Final multiplier for payment 2018
	TSR 60%	NPV 40%	TSR 60%	NPV 40%	TSR 60%	NPV 40%	
1°	130%	**130%**	130%	130%	130%	130%	
2°	**115%**	115%	115%	115%	115%	115%	
3°	100%	100%	100%	**100%**	100%	100%	
4°	85%	85%	85%	85%	85%	85%	
5°	70%	70%	70%	70%	70%	**70%**	
6°	0%	0%	0%	0%	0%	0%	
7°	0%	0%	**0%**	0%	**0%**	0%	3-year average
Annual multiplier	**121%**		**40%**		**28%**		**63%**

LONG-TERM SHARE INCENTIVE (LTI) PLAN 2017-2019

2018 LTI awarded

The 2017-2019 equity-based LTI Plan calls for three annual awards, and for the second of these (2018) on October 25, 2018, the Board of Directors, as verified and recommended by the Remuneration Committee, approved the grant price of €16.0297, calculated in accordance with the parameters set under the plan (average official daily price over the four months prior to the month in which the Board of Directors annually approves the Plan Rules and the award).

REMUNERATION PAID AND/OR AWARDED IN 2018

In this section, we describe the remuneration paid and/or awarded in 2018 to the Chairman of the Board of Directors, to Non-Executive Directors, to the Chief Executive Officer and General Manager, and to other Managers with strategic responsibilities in accordance with the 2018 remuneration policies and in relation to the performance levels achieved during the period in which they held their respective roles.

Remuneration paid/awarded in 2018 is shown in the tables of Section II.

CHAIRMAN OF THE BOARD OF DIRECTORS EMMA MARCEGAGLIA

Fixed remuneration

The Chairman was paid the fixed remuneration for the role and for the powers granted by the shareholders on April 13, 2017 and by the Board of Directors on June 19, 2017. For details of remuneration paid, see Table 1 in the section "Fixed remuneration".

Non-monetary benefits

The Chairman, in accordance with the resolution of the Board of Directors of June 19, 2017, was granted a life insurance policy and an insurance policy against permanent disability due to injury or illness contracted in the workplace or elsewhere.

NON-EXECUTIVE DIRECTORS

The Non-Executive Directors were paid the fixed remuneration approved by the shareholders on April 13, 2017, in the amount of €80,000. Additional remuneration payable for participation on Board Committees, as approved by the Board of Directors on April 13, 2017.
These are detailed in Table 1 under the section "Remuneration for participation on the Committees".

CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER CLAUDIO DESCALZI

Fixed remuneration

The Chief Executive Officer and General Manager was paid the fixed remuneration approved by the Board of Directors on June 19, 2017.
For details of remuneration paid, see Table 1 in the section "Fixed remuneration".

2018 Annual Monetary Incentive and Short-Term Incentive with deferral

With reference to the Remuneration Policy in force during 2017, the Chief Executive Officer and General Manager earned the following incentives in the period from January 1 to December 31, 2017:

- 2014-2017 term, up to April 12, 2017, the Board of Directors on May 28, 2014, approved the procedures and parameters for determining the variable remuneration of the Chief Executive Officer and General Manager, corresponding to target and maximum levels of 100% and 130% of fixed remuneration of €1,350,000, determined on the basis of a performance scale of 85-130 points. Accordingly, in view of the performance achieved in 2017 (134 points, reduced to 130 as the maximum applicable score), an annual incentive of €491 thousand was awarded, prorated for the period from January 1, 2017 to April 12, 2017;
- 2017-2020 term, starting April 13, 2017, the Board of Directors, meeting on June 19, 2017, approved the procedures and parameters for determining the variable remuneration of the Chief Executive Officer and General Manager, providing that the total incentive is determined with reference to a minimum multiplier (result = 85), target (result = 100) and maximum (result = 150) respectively equal to 85%, 100% and 150% in the performance scale 85- 150, to be applied to a base incentive equal to 150% of the total fixed remuneration (€1,600,000). The total incentive is divided into a portion payable during the year and a deferred portion of 65% and 35% respectively. Accordingly, in relation to performance achieved in 2017 (134 points), an annual incentive (annual portion) of €1,506 thousand was earned, in addition to a deferred incentive (deferred portion) of €811 thousand, prorated for the period from April 13, 2017 to December 31, 2017.

2015-2017 Deferred Monetary Incentive

In 2018 the Chief Executive Officer and General Manager received the Deferred Monetary Incentive awarded in 2015, in the amount of €1,469 thousand in relation to the final multiplier for the vesting period (170%), as approved by the Board of Directors on March 15, 2018.

2014-2016 Long-Term Monetary Incentive

In 2018, the Chief Executive Officer and General Manager was paid the Long-Term Monetary Incentive awarded in 2015 in the amount of €851 thousand, in relation to the final multiplier for the vesting period (63%), as approved by the Board of Directors on May 24, 2018.

2017-2019 Long-Term Equity-based Incentive Plan

In 2018, the Chief Executive Officer and General Manager was awarded 149,722 Eni shares as approved by the Board of Directors on October 25, 2018. The number of shares awarded was determined based on 150% of the incentive to be applied to total fixed remuneration and an award price of €16.0297, calculated in accordance with the parameters of the Plan.

Non-monetary benefits

In line with the resolutions of the Board of Directors of June 19, 2017, the Chief Executive Officer and General Manager was granted a life insurance policy and an insurance policy against permanent disability due to injury or illness contracted in the workplace or elsewhere, as well as, in compliance with the provisions of Italy's national collective bargaining agreement and the supplementary company agreements for Eni senior managers, he was granted enrolment in the supplementary pension plan (FOPDIRE) as well as supplementary health plan (FISDE), together with a company car for business and personal use.

Summary of remuneration paid to the CEO/GM

Below a summary of all remuneration paid in 2018 to Claudio Descalzi in relation to his role as Chief Executive Officer and General Manager.

TABLE 12 – SUMMARY OF REMUNERATION PAID TO THE CEO/GM IN 2018
(thousands of euros)

Role	Fixed remuneration	Annual bonus[a]	Long-Term incentives[b]	Benefits	Total
Chief Executive Officer and General Manager	1,600	1,997	2,319	17	5,933

(a) Includes:
- pro-rated 2018 Annual Monetary Incentive (€491 thousand);
- pro-rated 2018 Short-Term Incentive (€1,506 thousand).

(b) Includes:
- Deferred Monetary Incentive awarded in 2015 (€1,468.8 thousand);
- Long-Term Monetary Incentive awarded in 2015 (€850.5 thousand).

MANAGERS WITH STRATEGIC RESPONSIBILITIES

Fixed remuneration
In 2018, within the context of the annual salary review process envisaged for all managers, selective adjustments were made to fixed remuneration for current Managers with strategic responsibilities, in cases of promotion to more senior levels, or in line with necessary market-driven adjustments. The total gross value of fixed remuneration paid in 2018 to Managers with strategic responsibilities is shown in Table 1 in the chapter "Compensation paid in 2018", under the item "Fixed compensation".

2018 Deferred Short-Term Incentive (STI) 2018
In 2018 Managers with strategic responsibilities were paid/awarded incentives, based on performance achieved in 2017. The total gross amount is shown in Table 2 in the chapter "Compensation paid in 2018", under the items "Bonus for the year payable/paid" and "Bonus for the year - deferred". In particular, the incentive is linked to performance against a range of metrics related to business and sustainability objectives (safety, environmental protection, stakeholder relations), as well as relevant individual targets, in relation to the scope of the responsibilities of the position, consistent with the provisions of the Eni Strategic Plan.

2015-2017 Deferred Monetary Incentive Plan
Managers with strategic responsibilities were paid in 2018 incentives awarded in 2015, on the basis of the final multiplier verified in the vesting period (170%), approved by the Board of Directors of March 15, 2018. The total gross value of the incentives paid is shown in Table 2 in the chapter "Compensation paid in 2018", under the item "Bonus for previous years - payable/paid".

2014-2016 Long-Term Monetary Incentive Plan
Managers with strategic responsibilities were paid in 2018 Long-Term monetary incentives awarded in 2015, on the basis of the final multiplier verified in the vesting period (63%), approved by the Board of Directors on May 24, 2018.
The total gross value of the incentives paid to Managers with strategic responsibilities is shown in Table 2 in the chapter "Compensation paid in 2018", under the items "Bonus for the year - deferred" and "Bonus for previous years - payable/paid".

2017-2019 Long-Term Share-based Incentive Plan
In accordance with the resolution of the Board of Directors at its meeting of October 25, 2018, managers with strategic responsibilities were granted the second award for the Plan. The aggregate number of shares awarded to managers with strategic responsibilities is shown in Table 3 of the chapter "Remuneration paid in 2018", under the item "Eni shares awarded during the year".

Severance indemnity for end-of-office or termination of employment
No Managers with strategic responsibilities terminated their employment in 2018.

Non-monetary benefits
For Managers with strategic responsibilities, in line with provisions in Italy's national collective bargaining agreement and supplementary corporate agreements for Eni managers, the Policy Guidelines provide for enrolment in the supplementary pension plan (FOPDIRE) as well as in the supplementary health plan (FISDE), life and disability insurance cover, together with a company car for business and personal use.

Disclosure on verification of 2018 performance

VERIFICATION OF 2018 PERFORMANCE FOR THE PURPOSE OF INCENTIVES VESTED AND PAYABLE AND/OR AWARDABLE IN 2019

In this section, we describe verification of results for 2018 targets, as approved by the Board of Directors on March 14, 2019, for the purpose of incentives vested, payable or awardable in 2019 to the Chief Executive Officer and General Manager and to other Managers with strategic responsibilities.

SHORT-TERM INCENTIVE (STI) PLAN WITH DEFERRAL 2019

The new 2019 STI Plan calls for the vesting of an incentive, upon verification of performance levels related to targets set for 2018, divided into a 65% fraction payable in 2019 and a 35% deferred portion that is awardable in 2019 and subject to the performance conditions established in the plan over a three-year vesting period.

More specifically, the verified performance related to targets assigned in 2018 to the Chief Executive Officer and General Manager was approved by the Board, based on a recommendation by the Remuneration Committee, on March 14, 2019 and resulted in a performance score of 127 points on the measurement scale used, the target and maximum performance of which are 100 and 150 points, respectively.

The table shows the weightings and performance level achieved for each target.

TABLE 13 – VERIFICATION OF 2018 TARGETS

Performance parameters	% weight	Result	Unit of measurement	Min 70	Budget 100	Max 130	Over performance 150	Performance score	Weighted score
i. Economic and financial results	**25.0**								**37.6**
EBT (Earning Before Tax) adjusted	12.5	10.5	bln €					150.0	18.8
Free cash flow	12.5	6.7	bln €					150.0	18.8
ii. Operating performance and sustainability of economic results	**25.0**								**25.3**
Hydrocarbon production	12.5	1,851	kboed					70.0	8.7
Exploration resources	12.5	622	mn boe					133.0	16.6
iii. Environmental sustainability and human capital	**25.0**								**27.8**
Severity Incident Rate (SIR) – employees and contractors - weighted	12.5	49	(*)					72.0	9.0
CO_2 emissions/UPS output	12.5	21.4	$tCO_2eq/kboe$					150.0	18.8
iv. Efficiency and financial strength	**25.0**								**36.4**
ROACE (Return On average Capital Employed) adjusted	12.5	8.5	%					150.0	18.8
Net Debt/EBITDA adjusted	12.5	0.44	index					141.0	17.6
Total	**100.0**								**127.1**

(*) (Total recordable injuries weighted for severity/hours worked) x 1,000,000.

The following are the main results for the various performance targets.

- EBT: performance here was achieved by way of reductions in costs particularly in the upstream sector and improvements of margins and volumes in the mid-downstream sector also thanks to portfolio and assets restructuring.
- Free cash flow: the particularly high level was achieved thanks to a significant improvements of financial performance and efforts to optimize working capital.
- Hydrocarbon production: after the high levels achieved in 2018, and considering the high target levels, the performance was penalised by lower gas demand due to geopolitical and commercial problems in Libya, Venezuela and Ghana and unplanned shutdowns in the United States, Norway and Nigeria.

- Exploration resources: exploration resources were added, particularly in Egypt, Cyprus, Norway, Angola, Nigeria, Mexico and Indonesia totalling over 0.6 billion BOE, confirming the focus on exploration activities as a guarantee of organic growth.
- Severity Incident Rate (SIR) a total recordable incident rate per employee and contractor for millions of worked hours, which weighs injuries on the basis of severity: it increased reflecting the occurence of some severe incidents.
- CO_2 emissions/operated upstream production: this indicator has fallen 6% compared with 2017 thanks to a reduction in fugitive emissions from flaring and higher contribution from assets with lower emission intensity compared with the portoflio average.
- ROACE: this performance was mainly achieved by improving financial performance
- Debt-to-EBITDA: this performance was achieved by improving financial performance.

DEFERRED MONETARY INCENTIVE (DMI) PLAN 2015-2017

2016 DMI vested

The 2015-2017 DMI Plan calls for three annual awards, and for the second of these (2016), on March 14, 2019, the Board of Directors, as verified and recommended by the Remuneration Committee, approved the 2018 EBT for Eni at the maximum performance level, resulting in an annual multiplier of 170%.
As a result, given the already verified performance levels of 2016 and 2017, the three-year average multiplier, which is to be applied to incentives awarded in 2016 for payment in 2018, came to 170%.
The table below shows the performance levels achieved during the vesting period.

TABLE 14 – VESTED DMI 2016 – EBT 2016–2018

Target EBT (€bln)	Multiplier 2016	Multiplier 2017	Multiplier 2018	Final multiplier for payment 2019
EBT ≥ budget +0.5	170%	170%	170%	3-year average 170%
budget ≤ EBT < budget +0.5	130%	130%	130%	
budget -0.5 ≤ EBT < budget	70%	70%	70%	
EBT < budget-0.5	0%	0%	0%	

2014-2016 LONG-TERM MONETARY INCENTIVE (LTMI) PLAN

Vesting of LTMI 2016

The 2014-2016 LTMI Plan calls for three annual awards, and for the third of these (2016), on March 14, 2019, the Board of Directors, as verified and recommended by the Remuneration Committee, approved the performance for the 2018 targets of Total Shareholder Return at second place within the Peer Group. The 2018 performance of the net present value of proven reserves will be examined by the Board at its meeting scheduled for May 2019 as soon as the data for the Peer Group are available.

LONG-TERM SHARE INCENTIVE (LTI) PLAN 2017-2019

2019 LTI awarded

The 2017-2019 equity-based LTI Plan calls for three annual awards, and for the third of these (2019), in a meeting planned for October 2019, the Board of Directors, as verified and recommended by the Remuneration Committee, will approve the award price calculated in accordance with the parameters set under the plan (average official daily closing price over the four months prior to the month in which the Board of Directors approved the award).

INCENTIVES VESTED AND PAYABLE AND/OR AWARDABLE IN 2019

This section describes the incentives vested and payable and/or awardable in 2019 to the Chief Executive Officer and General Manager and to other Managers with strategic responsibilities in relation to the verification of 2018 targets.

CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER CLAUDIO DESCALZI

2019 Short-Term Incentive with deferral

The Chief Executive Officer and General Manager earned an annual incentive (annual portion) of €1,981 thousand in addition to a deferred incentive (deferred portion) of €1,067 thousand, calculated using the procedures and parameters approved by the Board of Directors on June 19, 2017 and in relation to performance achieved in 2018 (127 points) as approved by the Board of Directors on March 14, 2019.

2015-2017 Deferred Monetary Incentive

The Chief Executive Officer and General Manager earned the incentive awarded in 2016, payable in 2019, in the amount of €1,469 thousand, vested based on the final multiplier verified over the vesting period (170%), as approved by the Board of Directors on March 14, 2019.

MANAGERS WITH STRATEGIC RESPONSIBILITIES

2019 Short-Term Incentive with deferral

Managers with strategic responsibilities earned incentives payable/awardable in 2019 based on performance achieved in 2018, in the aggregate amounts that will be disclosed in the 2020 Remuneration Report. More specifically, these incentives were related to company performance and a series of business targets, sustainability targets (i.e. safety, environmental protection, relations with stakeholders), and individual targets assigned in relation to the scope of responsibilities of the given role, in line with the provisions of Eni's Strategic Plan.

2015-2017 Deferred Monetary Incentive

Managers with strategic responsibilities earned the incentive awarded in 2016, payable in 2019, vested based on the final multiplier verified over the vesting period (170%), as approved by the Board of Directors on March 14, 2019. The total aggregate amount of such incentives will be published in 2019 Remuneration Report.

Remuneration paid in 2018

TABLE 1 - REMUNERATION PAID TO DIRECTORS, STATUTORY AUDITORS, TO THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND TO OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

The table below reports the remuneration paid to Directors, Statutory Auditors, the Chief Executive Officer and General Manager and, in aggregate form, Managers with strategic responsibilities.
The remuneration received from subsidiaries and/or associates, except that waived or paid to the company, are shown separately. All parties who filled these roles during the period are included, even if they only held office for a fraction of the year.
In particular:

- the column labelled "Fixed Remuneration" reports fixed remuneration and fixed salary from employment due for the year (on an accrual basis), gross of social security contributions and taxes to be paid by the employee. Details of the compensation are provided in the notes, and any indemnities or payments with reference to the employment relationship are indicated separately;
- the column labelled "Remuneration for participation on Committees" reports (on an accrual basis) the compensation due to Directors for participation in Committees established by the Board. In the notes, compensation for each Committee in which each Director participates is indicated separately;
- the column labelled "Variable non-equity remuneration" under the item "Bonuses and other incentives" shows the incentives paid during the year due to rights vested following the assessment and approval of related performance results by relevant corporate bodies, in accordance with that specified, in greater detail, in the Table "Monetary incentive plans for the Chief Executive Officer and General Manager and other Managers with strategic responsibilities"; the column labelled "Profit-sharing" does not show any figures since no profit- sharing mechanisms are in place;
- the column labelled "Benefits in kind" reports (on an accrual and taxability basis) the value of any fringe benefits awarded;
- the column labelled "Other remuneration" reports (on an accrual basis) any other remuneration deriving from other services provided;
- the column labelled "Total" reports the sum of the amounts of all the previous items;
- the column labelled "Fair value of equity compensation" reports the relevant fair value for the year related to the existing share plans, estimated in accordance with the international accounting standards that allocate the related cost in the vesting period;
- the column labelled "Severance indemnity for end-of-office or termination of employment" reports indemnities accrued, even if not yet paid, for terminations that occurred during the financial year, or in relation to the end of term in office and/or employment.

TABLE 1 - REMUNERATION PAID TO DIRECTORS, STATUTORY AUDITORS, THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND TO OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES (amounts in euro thousands)

							Non-equity variable remuneration						
First and last name	**Note**	**Position**	**Period for which the position was held**	**Expiration of Office(*)**	**Fixed remuneration**	**Remuneration for participation in Committees**	**Bonus and other incentives**	**Profit sharing**	**Non monetary benefits**	**Other remuneration**	**Total**	**Fair value of equity-based remuneration**	**Severance indemnity for end of office or termination of employment**
Board of Directors													
Emma Marcegaglia	(1)	Chairman	01.01 - 12.31	2020	500[a]						500		
Claudio Descalzi	(2)	Chief Executive Officer and General Manager	01.01 - 12.31	2020	1,600[a]		4,316[b]		17[c]		5,933	523	
Andrea Gemma	(3)	Director	01.01 - 12.31	2020	80[a]	130[b]					210		
Pietro Angelo Guindani	(4)	Director	01.01 - 12.31	2020	80[a]	85[b]					165		
Karina Litvack	(5)	Director	01.01 - 12.31	2020	80[a]	83[b]					165		
Alessandro Lorenzi	(6)	Director	01.01 - 12.31	2020	80[a]	105[b]					185		
Diva Moriani	(7)	Director	01.01 - 12.31	2020	80[a]	125[b]					205		
Fabrizio Pagani	(8)	Director	01.01 - 12.31	2020	80[a]	65[b]				50[c]	195		
Domenico Livio Trombone	(9)	Director	01.01 - 12.31	2020	80[a]	65[b]					145		
Board of Statutory Auditors													
Rosalba Casiraghi	(10)	Chairman	01.01 - 12.31	2020	80[a]						80		
Enrico Maria Bignami	(11)	Statutory auditor	01.01 - 12.31	2020	70[a]						70		
Paola Camagni	(12)	Statutory auditor	01.01 - 12.31	2020	70[a]					109[b]	179		
Andrea Parolini	(13)	Statutory auditor	01.01 - 12.31	2020	70[a]					12[b]	82		
Marco Seracini	(14)	Statutory auditor	01.01 - 12.31	2020	70[a]					109[b]	179		
Other Managers with strategic responsabilities(**)	(15)	*Remuneration in the reporting entity*			8,853		13,394		218	155	22,620	801	
		Remuneration from subsidiaries and associates											
				Total	8,853[a]		13,394[b]		218[c]	155[d]	22,620	801	
					11,873	**660**	**17,710**		**235**	**435**	**30,913**	**1,324**	

Notes

(*) The term of office expires with the Shareholders' Meeting approving the Financial Statements for the year ending December 31, 2019.
(**) Managers who were permanent members of the Company's Management Committee during the year together with the Chief Executive Officer, or who reported directly to the CEO (twenty managers).

(1) Emma Marcegaglia - Chairman of the Board of Directors
(a) The amount includes: i) the fixed remuneration of €90 thousand set by the Shareholders' Meeting on May 8, 2014 and confirmed by the Shareholders' Meeting on April 13, 2017; ii) the fixed remuneration for the delegated powers approved by the Board of Directors for the 2017-2020 term, equal to €410 thousand.

(2) Claudio Descalzi - Chief Executive Officer and General Manager
(a) The amount includes: i) the fixed remuneration for the position of Chief Executive Officer for the 2017-2020 term, coming to €600 thousand; ii) the fixed remuneration for the position of General Manager for the 2017-2020 term, coming to €1,000 thousand.
To this amounts are to be added the indemnities due for transfers, in Italy and abroad, in line with the provisions of the relevant national collective labour agreement for senior managers and the Company's complementary agreements for an amount of €20.3 thousand.
(b) The amount includes: i) annual monetary incentive and annual instalment of Short-Term Incentive of €1,997 thousand; ii) the Deferred Monetary Incentive awarded in 2015 and paid in 2018 in the amount of €1,468.8 thousand in relation to the performance targets achieved during the 2015-2017 vesting period; iii) the Long-Term Monetary Incentive of €850.5 thousand awarded in 2015 and paid in 2018 in relation to the performance targets achieved during the 2015-2017 vesting period.
(c) The amount includes the taxable value of insurance and social security benefits, supplementary pension plan and car for business and personal use.

(3) Andrea Gemma - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, and in particular €50 thousand for participating in the Control and Risk Committee; €50 thousand for the Remuneration Committee; €30 thousand for the Nomination Committee.

(4) Pietro Angelo Guindani - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, and in particular €35 thousand for participating in the Remuneration Committee; €50 thousand for the Sustainability and Scenarios Committee.

(5) Karina Litvack - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, and in particular €50 thousand for participating in the Control and Risk Committee; €35 thousand for the Sustainability and Scenarios Committee.

(6) Alessandro Lorenzi - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, in particular: €70 thousand for participating in the Control and Risk Committee; €35 thousand for the Remuneration Committee.

(7) Diva Moriani - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, in particular: €50 thousand for participating in the Control and Risk Committee; €35 thousand for the Remuneration Committee; €40 thousand for the Nomination Committee.

(8) Fabrizio Pagani - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of May 8, 2014 and confirmed by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, in particular: €35 thousand for participating in the Sustainability and Scenarios Committee; €30 thousand for the Nomination Committee.
(c) The amount corresponds to the remuneration as Chairman of the Advisory Board for the Oil & Gas sector.

(9) Domenico Livio Trombone - Director
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes the pro-rata remuneration set by the Board of Directors for participating in the Committees, in particular: €35 thousand for participating in the Sustainability and Scenarios Committee; €30 thousand for the Nomination Committee.

(10) Rosalba Casiraghi - Chairman of the Board of the Statutory Auditors
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.

(11) Enrico Maria Bignami - Statutory auditor
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.

(12) Paola Camagni - Statutory auditor
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes remuneration for serving as Statutory Auditor on the Boards of subsidiaries or associated companies and in particular: €19.5 thousand as Chairman of the Board of Statutory Auditors of AGI SpA; €34.3 thousand as Chairman of the Board of Statutory Auditors of Mozambique Rovuma Venture SpA; €25 thousand as Statutory Auditor of Syndial; €30 thousand as Statutory Auditor of Eni Angola SpA.

(13) Andrea Parolini - Statutory auditor
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes remuneration for serving as Statutory Auditor on the Boards of subsidiaries or associated companies and in particular: €12 thousand as Statutory Auditor of Ing. Luigi Conti Vecchi SpA.

(14) Marco Seracini - Statutory auditor
(a) The amount corresponds to the annual fixed remuneration set by the Shareholders' Meeting of April 13, 2017.
(b) The amount includes remuneration for serving as Statutory Auditor on the Boards of subsidiaries or associated companies and in particular: €27 thousand as Chairman of the Board of Statutory Auditors of LNG Shipping SpA; €27 thousand as Chairman of the Board of Statutory Auditors of Ing. Luigi Conti Vecchi; €30 thousand as Statutory Auditor of Eni Fuel SpA; pro-rated amount of €3.8 thousand as Statutory Auditor of Eni Adfin SpA; pro-rated amount €21.3 thousand as Statutory Auditor of TTPC SpA.

(15) Other Managers with strategic responsibilities
(a) The amount of €8,853 thousand for Gross Annual Salary is supplemented by the indemnities owed for transfers, in Italy and abroad, in line with the provisions of the relevant national collective labour agreement and with the Company's additional agreements, as well as other indemnities related to employment for a total of €201 thousand.
(b) The amount includes the payment of €6,124 thousand related to the deferred and long-term monetary incentives awarded in 2015 and paid in 2018 for performance targets achieved in the 2015-2017 vesting period.
(c) The amount includes the taxable value of insurance and welfare coverage, complementary pensions and the car for business and personal use.
(d) Amounts due to for the positions held by Managers with strategic responsibilities in the Supervisory Body established under the Company's Model 231 and the Manager responsible for the preparation of the Company's financial statements.

TABLE 2 - MONETARY INCENTIVE PLANS FOR THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

The table below reports, by name, the variable monetary incentives, both Short and Long-Term, envisaged for the Chief Executive Officer and General Manager and, at an aggregate level, other Managers with strategic responsibilities (including all individuals who filled these roles during the period, even if for only a fraction of the year).
The column labelled "Bonus for the year" details:

- under the item "payable/paid", the short-term variable incentive award paid during the year based on verification by relevant Company bodies that performance met the objectives defined for the previous year;
- under the item "deferred", the amount of the base incentive awarded during the year in line with the Monetary Incentive Plan with deferral;
- under the item "deferral period", the duration of the vesting period for the deferred incentive awarded in the year.

The column labelled "Bonus for previous years" details:

- under the item "no longer payable", the Long-Term incentive awards no longer payable in relation to verified performance conditions for the vesting period or incentives that expired due to events relating to employment relationships as envisaged in the Plan Rules;
- under the item "payable/paid", the Long-Term incentives paid during the year, accruing on the basis of verification of the performance conditions for the vesting period, or the incentive amounts paid due to events relating to employment relationships as envisaged in the Plan Rules;
- under the item "still deferred", incentives awarded in previous years that have not yet vested, in line with previous Long-Term incentive plans.

The column labelled "Other Bonuses" details incentives paid on a one-off extraordinary basis related to the achievement of particularly important results or projects during the year.
The total of the amounts under the item "payable/paid" in the columns "Bonus for the year", "Bonus for previous years" and "Other Bonuses" is the same as that indicated in the "Bonuses and other incentives" column in Table 1.

TABLE 2 – MONETARY INCENTIVE PLANS FOR THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES (thousands of euros)

First name and surname	Position	Plan	Bonus for the year			Bonus for previous years			Other bonuses
			payable/ paid	deferred	deferred period	no longer payable	payable/ paid[1]	still deferred	
Claudio Descalzi	Chief Executive Officer and General Manager	2018 Annual Monetary Incentive Plan and Short-Term Incentive Plan[2] BoD March 15, 2018	1,997						
		2018 Short-Term Incentive Plan – Deferred portion BoD March 15, 2018		811	3 years				
		2017 Deferred Monetary Incentive Plan BoD February 28, 2017						864	
		2016 Deferred Monetary Incentive Plan BoD March 17, 2016						864	
		2016 Long-Term Monetary Incentive Plan BoD September 15, 2016						1,350	
		2015 Deferred Monetary Incentive Plan Award: BoD March 12, 2015 Payment: BoD March 15, 2018					1,469		
		2015 Long-Term Monetary Incentive Plan Award: BoD September 17, 2015 Payment: BoD May 24, 2018				500[4]	850		
Total			**1,997**	**811**		**500**	**2,319**	**3,078**	
Other Managers with strategic responsibilities[3]		2018 Short-Term Incentive Plan - Paid portion BoD March 15, 2018	7,270						
		2018 Short-Term Incentive Plan - Deferred portion BoD March 15, 2018		3,198	3 years				
		2017 Deferred Monetary Incentive Plan BoD February 28, 2017						3,615	
		2016 Deferred Monetary Incentive Plan BoD March 17, 2016						3,033	
		2016 Long-Term Monetary Incentive Plan BoD September 15, 2016						3,233	
		2015 Deferred Monetary Incentive Plan Award: BoD March 12, 2015 Payment: BoD March 15, 2018					4,308		
		2015 Long-Term Monetary Incentive Plan Award: BoD September 17, 2015 Payment: BoD May 24, 2018				1,139[4]	1,816		
Total			**7,270**	**3,198**		**1,139**	**6,124**	**9,881**	
			9,267	**4,009**		**1,639**	**8,443**	**12,959**	

(1) Payment relating to the deferred monetary incentive and the long-term monetary incentive awarded in 2015.
(2) Includes:
- pro-rated Annual Monetary Incentive 2018 (€491 thousand);
- pro-rated Short-Term Incentive 2018 (€1,506 thousand).

(3) Managers who were permanent members of the Company's Management Committee during the year, together with the Chief Executive Officer and who reported directly to the CEO (twenty managers).
(4) Amount no longer payable, equal to the difference between the incentive awarded in 2015 and that paid in 2018.

TABLE 3 – INCENTIVE PLANS BASED ON FINANCIAL INSTRUMENTS OTHER THAN STOCK OPTIONS FOR THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND FOR OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

The table below shows, for the equity-based incentive plan, the shares awarded to the Chief Executive Officer and General Manager and the aggregate numbers awarded to the other Managers with strategic responsibilities (including all individuals who covered such positions for any period of time during the year).
In particular:

- the column "Financial instruments awarded in previous years and not vested during the year" shows the type, number and vesting period of any financial instruments awarded in previous years and not yet vested;
- the column "Financial instruments awarded during the year" shows the type, number, total fair value, vesting period, award date, and market price on that date for financial instruments awarded during the year;
- the column "Financial instruments vested during the year and not granted" shows the type and number of any financial instruments awarded and no longer grantable based on verification of performance during the vesting period, or of any financial instruments awarded and not grantable due to termination of employment as envisaged by the rules of the plans;
- the column "Financial instruments vested during the year and grantable" shows the type, number and value on the vesting date of any financial instruments awarded and vested during the year and grantable based on the verification of performance during the vesting period, or the amounts due to events relating to employment relationship as envisaged by the rules of the plans;
- the column "Financial instruments for the year" shows the fair value of the financial instruments awarded and still in existence solely for the portion related to the year, which is also shown in Table 1 in the column "Fair value of equity-based remuneration".

TABLE 3 - INCENTIVE PLANS BASED ON FINANCIAL INSTRUMENTS OTHER THAN STOCK OPTIONS FOR THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND FOR OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

			Financial instruments awarded in previous years and not vested during the year		Financial instruments awarded during the year					Financial instruments vested during the year and not granted	Financial instruments vested during the year and grantable		Financial instruments for the year
First name and surname	Position	Plan	Number of Eni shares	Vesting period	Number of Eni shares	Fair value at award date (thousands of euros)	Vesting period	Award date	Market price on award date (euro)	Number of Eni shares	Number of Eni shares	Value at date of vesting	Fair value (thousands of euros)
Claudio Descalzi	Chief Executive Officer and General Manager	2018 Equity-Based Long-Term Incentive Plan BoD October 25, 2018			149,722	1,757	3 years	25/10/2018	14.97				49
		2017 Equity-Based Long-term Incentive Plan BoD October 26, 2017	177,968	3 years									474
Total			**177,968**		**149,722**	**1,757**							**523**
Other Managers with strategic responsibilities[1]		2018 Equity-Based Long-Term Incentive Plan BoD October 25, 2018			235,191	2,759	3 years	30/11/2018	14.25				77
		2017 Equity-Based Long-term Incentive Plan BoD October 26, 2017	271,884	3 years									724
Total			**271,884**		**235,191**	**2,759**							**801**
			449,852		**384,913**	**4,516**							**1,324**

(1) Managers who were permanent members of the Company's Management Committee during the year, together with the Chief Executive Officer and who reported directly to the CEO (twenty managers).

Shareholdings held

The table below reports, under Article 84-quater, fourth paragraph, of the Consob Issuers Regulation, the shareholdings in Eni SpA and its subsidiaries that are held by Directors, Statutory Auditors, and other Managers with strategic responsibilities, as well as by their spouses from whom they are not legally separated, and their children under eighteen years of age, directly or through subsidiaries, trust companies, or intermediaries, as recorded in the register of shareholders, communications received and other information sources. The table includes all parties who meet this description for all or part of the reporting period.
The number of shares (all "ordinary") is indicated, for each company held, by name, for Directors, Statutory Auditors, and, at an aggregate level, for the other Managers with strategic responsibilities. The individuals indicated hold title to the shareholdings.

TABLE 4 – SHAREHOLDINGS HELD BY DIRECTORS, STATUTORY AUDITORS, THE CHIEF EXECUTIVE OFFICER AND GENERAL MANAGER AND OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES

First name and surname	Position	Affiliated company	Number of shares held as at 31.12.2017	Number of shares purchased	Number of shares sold	Number of shares held as at 31.12.2018
Board of Directors						
Emma Marcegaglia	Chairman	Eni SpA	34,270			34,270
		Eni SpA[1]	45,000			45,000
		Eni SpA[2]	7,740			7,740
Claudio Descalzi	Chief Executive Officer and General Manager	Eni SpA	39,455			39,455
Board of Statutory Auditors						
			-	-	-	-
Other managers with strategic responsibilities[3]		Eni SpA	177,079	2,860	720	179,219

(1) Bare ownership.
(2) Asset management.
(3) Managers who were permanent members of the Company's Management Committee during the year, together with the Chief Executive Officer and who reported directly to the CEO (twenty managers).

Annex under Article 84-bis of Consob Issuer Regulation – 2018 Implementation of the 2017-2019 Long-Term Share Incentive Plan

With reference to the 2017-2019 Long-Term Share Incentive Plan approved by the ordinary Shareholders' Meeting on April 13, 2017, subject to the conditions and purposes set out in the Information Document available on the website, the following table shows details of the 2018 Plan award, in accordance with Art.84-bis (Annex 3A, schedule 7) of the Consob Issuer Regulation.

TABLE NO. 1 OF SCHEDULE 7 OF ANNEX 3A OF REGULATION NO. 11971/1999

REMUNERATION PLANS BASED ON FINANCIAL INSTRUMENTS

First name and surname or category	Position (to be specified only for individuals listed by name)	FRAME 1 – FINANCIAL INSTRUMENTS OTHER THAN STOCK OPTIONS – Section 2 – Newly instruments awarded based on the decision of the competent body in charge of the implementation of the resolution of the Shareholders' Meeting						
		Date of shareholders' resolution	Type of financial instruments	Number of financial instruments	Award date	Purchase price of the instruments	Market price on award date (euro)	Vesting period
Claudio Descalzi	CEO and GM of Eni SpA	April 13, 2017	Eni shares	149,722[1]	25/10/18	n.a.	14.97	3 years
Nicolò Aggogeri	Managing Director Agip Caspian Sea BV	April 13, 2017	Eni shares	1,809	30/11/18	n.a.	14.25	3 years
Ignazio Arces	CEO Raffineria di Gela SpA	April 13, 2017	Eni shares	1,466	30/11/18	n.a.	14.25	3 years
Abdulmonem Arifi	Managing Director Eni North Africa BV	April 13, 2017	Eni shares	5,646	30/11/18	n.a.	14.25	3 years
Massimo Bechi	CEP Eni Deutschland GmbH	April 13, 2017	Eni shares	2,339	30/11/18	n.a.	14.25	3 years
Mario Bello	Managing Director Eni Algeria Production BV	April 13, 2017	Eni shares	3,088	30/11/18	n.a.	14.25	3 years
Claudio Brega	Amministratore Delegato Eniservizi SpA	April 13, 2017	Eni shares	6,519	30/11/18	n.a.	14.25	3 years
Paolo Campelli	Managing Director Eni Mozambique Engineering Limited	April 13, 2017	Eni shares	2,932	30/11/18	n.a.	14.25	3 years
Fabio Cavanna	Managing Director IEOC Production BV	April 13, 2017	Eni shares	3,213	30/11/18	n.a.	14.25	3 years
Andrea Cecchinato	Chairman and CEO Ing. Luigi Conti Vecchi SpA	April 13, 2017	Eni shares	1,372	30/11/18	n.a.	14.25	3 years
Alberto Chiarini	CEO Eni gas e luce SpA	April 13, 2017	Eni shares	12,477	30/11/18	n.a.	14.25	3 years
Marco Coccagna	CEO Eni Corporate University SpA	April 13, 2017	Eni shares	4,149	30/11/18	n.a.	14.25	3 years
Carmine De Lorenzo	Managing Director Eni Venezuela BV	April 13, 2017	Eni shares	3,431	30/11/18	n.a.	14.25	3 years
Daniel Fava	Directeur General Eni Gas & Power France SA	April 13, 2017	Eni shares	3,743	30/11/18	n.a.	14.25	3 years
Daniele Ferrari	CEO Versalis SpA	April 13, 2017	Eni shares	13,725	30/11/18	n.a.	14.25	3 years
Lorenzo Fiorillo	Managing Director Nigerian Agip Oil Company Limited	April 13, 2017	Eni shares	3,525	30/11/18	n.a.	14.25	3 years
Ernesto Formichella	Managing Director Banque Eni SA	April 13, 2017	Eni shares	3,275	30/11/18	n.a.	14.25	3 years
Gabriele Franceschini	President and Chief Executive Officer Eni US Operating Co. Inc.	April 13, 2017	Eni shares	3,462	30/11/18	n.a.	14.25	3 years
Alessandro Gelmetti	Managing Director Eni Myanmar BV	April 13, 2017	Eni shares	2,090	30/11/18	n.a.	14.25	3 years
Andrea Giaccardo	Managing Director Eni Angola Production BV	April 13, 2017	Eni shares	1,747	30/11/18	n.a.	14.25	3 years
Philip Duncan Hemmens	Managing Director EniNorge AS	April 13, 2017	Eni shares	3,578	30/11/18	n.a.	14.25	3 years
Massimo Maria Insulla	Managing Director Eni Iraq BV	April 13, 2017	Eni shares	3,712	30/11/18	n.a.	14.25	3 years
Salvatore Ippolito	CEO Agenzia Giornalistica Italia SpA	April 13, 2017	Eni shares	2,901	30/11/18	n.a.	14.25	3 years
Giuseppe La Scola	Chairman & General Manager Versalis Pacific Trading (Shanghai) CO Ltd	April 13, 2017	Eni shares	2,870	30/11/18	n.a.	14.25	3 years
Vincenzo Larocca	Managing Director Syndial SpA	April 13, 2017	Eni shares	7,611	30/11/18	n.a.	14.25	3 years

(1) Number of shares assigned with resolution of the Shareholders' Meeting of October 25, 2018.

TABLE NO. 1 OF SCHEDULE 7 OF ANNEX 3A OF REGULATION NO. 11971/1999

REMUNERATION PLANS BASED ON FINANCIAL INSTRUMENTS

		FRAME 1						
		FINANCIAL INSTRUMENTS OTHER THAN STOCK OPTIONS						
		Section 2 Newly instruments awarded based on the decision of the competent body in charge of the implementation of the resolution of the Shareholders' Meeting						
First name and surname or category	Position (to be specified only for individuals listed by name)	Date of shareholders' resolution	Type of financial instruments	Number of financial instruments	Award date	Purchase price of the instruments	Market price on award date (euro)	Vesting period
Angelo Ligrone	Managing Director Eni Pakistan Limited	April 13, 2017	Eni shares	2,589	30/11/18	n.a.	14.25	3 years
Franco Magnani	Managing Director Oil Eni Trading & Shipping SpA	April 13, 2017	Eni shares	9,420	30/11/18	n.a.	14.25	3 years
Carmine Masullo	President and Chief Executive Officer Versalis International SA	April 13, 2017	Eni shares	4,055	30/11/18	n.a.	14.25	3 years
Giuseppe Moscato	Directeur General EniTunisia BV	April 13, 2017	Eni shares	3,369	30/11/18	n.a.	14.25	3 years
Biagio Pietraroia	Managing Director Agip Karachaganak BV	April 13, 2017	Eni shares	3,275	30/11/18	n.a.	14.25	3 years
Stefano Quartullo	CEO Eni France Sàrl	April 13, 2017	Eni shares	2,152	30/11/18	n.a.	14.25	3 years
Federico Regola	Managing Director Gas Supply Company of Thessaloniki-Thessalia S.A. - ZENITH GAS & LIGHT	April 13, 2017	Eni shares	3,026	30/11/18	n.a.	14.25	3 years
Francesca Rinaldi	Managing Director Eni UK Limited	April 13, 2017	Eni shares	1,622	30/11/18	n.a.	14.25	3 years
Damian Robinson	President & CEO Eni Trading & Shipping Inc	April 13, 2017	Eni shares	2,701	30/11/18	n.a.	14.25	3 years
Marco Rotondi	Directeur General Eni Congo SA	April 13, 2017	Eni shares	1,747	30/11/18	n.a.	14.25	3 years
Giancarlo Ruiu	Managing Director Eni Ghana Exploration and Production Limited	April 13, 2017	Eni shares	1,747	30/11/18	n.a.	14.25	3 years
Mauro Russo	Chairman and CEO Eni Iberia SLU	April 13, 2017	Eni shares	2,589	30/11/18	n.a.	14.25	3 years
Loris Tealdi	Managing Director Eni Abu Dhabi BV	April 13, 2017	Eni shares	3,119	30/11/18	n.a.	14.25	3 years
Andrea Tomasino	Chairman and Managing Director Versalis UK Ltd	April 13, 2017	Eni shares	1,372	30/11/18	n.a.	14.25	3 years
Enrico Trovato	Managing Director Eni Turkmenistan Limited	April 13, 2017	Eni shares	1,778	30/11/18	n.a.	14.25	3 years
Luciano Maria Vasques	Chairman and CEO EniProgetti SpA	April 13, 2017	Eni shares	4,180	30/11/18	n.a.	14.25	3 years
Umberto Vergine	Managing Director Eni International BV	April 13, 2017	Eni shares	14,068	30/11/18	n.a.	14.25	3 years
Claudia Vignati	Managing Director Eni Finance International SA	April 13, 2017	Eni shares	2,433	30/11/18	n.a.	14.25	3 years
Marco Volpati	Managing Director Eni International Resources Ltd	April 13, 2017	Eni shares	2,683	30/11/18	n.a.	14.25	3 years
Paolo Zuccarini	Chairman Versalis France SAS	April 13, 2017	Eni shares	3,119	30/11/18	n.a.	14.25	3 years
Other Eni Managers with strategic responsibilities(2)	16 managers	April 13, 2017	Eni shares	201,378	30/11/18	n.a.	14.25	3 years
Other managers	315 managers	April 13, 2017	Eni shares	995,151	30/11/18	n.a.	14.25	3 years

(2) Other managers who, at time of assignment and together with the Chief Executive Officer, were permanent members of the Company's Management Committee or reported directly to the CEO.